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ONWARD



KENNEDY WILSON

2009 ANNUAL REPORT

WHO WE ARE

Founded in 1977, Kennedy Wilson is a real estate operating company that provides a diversified array of real estate investments and services in the U.S. and Japan. The company has grown from a small auction business into a vertically integrated real estate operating company headquartered in Beverly Hills, CA with approximately 300 employees and 21 offices throughout the U.S. and Japan. Kennedy Wilson is an industry leader, with assets under management of $6.8 billion (including assets owned through joint ventures and third-party management assignments) and managing over 40 million square feet of office, retail, industrial and residential properties throughout the U.S. and Japan.

COMMITMENT

Kennedy Wilson's operations are defined by two core business practices: KW Investments and KW Services. KW Investments includes fund management and advisory services for value-added and core portfolio investments, commercial and multifamily residential property acquisitions and note purchases. KW Services includes property and asset management for third-party and company-owned assets, auction and residential sales, brokerage, construction management and trust services.

KW
LISTED
NYSE



DEAR SHAREHOLDERS:

The past three years have been among the most challenging in our nation's history, as every industry and company experienced the downward effects of the global economic slowdown on a scale not seen since the Great Depression. Major corrections create new opportunities that, if seized, can transform companies to even greater heights. Having started with a book net worth of $50,000 in 1988, it is humbling for me to witness the extraordinarily positive events and good fortune that have transpired at Kennedy Wilson during the past 18 months.

We began 2009 knowing that the real estate capital markets had collapsed, creating illiquidity never before seen in our industry. Several major investment banks had failed overnight and the residential and income property markets were under severe pressure. Given those events, we made the decision to focus our efforts throughout 2009 on raising more capital for the company to take advantage of what would certainly be one of the greatest buying opportunities of the last 50 years. It was inevitable, given the lack of global liquidity, that many of the traditional sources of debt and equity we had come to rely on would evaporate. We packed our suitcases and spent most of 2009 visiting potential new partners. It was a daunting task, with the Dow below 7,000 and the subprime debt crisis in the headlines everyday, to tell our story and raise capital for real estate. Despite that resistance, we trekked onward. We had over 1,000 investor meetings, and I am very pleased to report that our efforts paid tremendous dividends for KW's shareholders.

Over the last 18 months, we raised $1.3 billion of new capital, which includes approximately $350 million of equity and debt for the parent company, and is now allowing us to expand our service business and our investment platform at a time when many real estate operators are, at best, contracting. Additionally, Kennedy Wilson created new business relationships with some of the most well capitalized financial firms in North America that have a desire to invest in our real estate platform. I am confident that we will continue to have access to billions of additional equity for value-added buying opportunities, which continue to emerge daily. By any measure, Kennedy Wilson's balance sheet and management team are now in the strongest condition in the company's history.

The highlights of our capital raising from the last 18 months include:

- The company went public in November 2009 and is now proudly listed on the New York Stock Exchange under the symbol "KW." From that effort, we raised $110 million and converted $53 million of preferred stock to common equity for a total of $163 million.

1977
Kennedy Wilson founded as a real estate auction company.

1988
Kennedy Wilson purchased by William McMorrow and partners. Auction marketing evolves into a global business with high-end property sales in the U.S., U.K., Spain, Australia and Asia.

1992
Company goes public.

Listed on Nasdaq.

1994
Kennedy Wilson Japan office opens.

1995
Commercial brokerage business launched.

Focus on high value properties.

1998
Kennedy Wilson acquires Heitman Properties, Ltd., a full service property management, leasing and construction management company.

Launches acquisition platform in Japan by acquiring Kawasaki Tech Center in almost $100 million transaction.

Colony Capital invests $126 million in Kennedy Wilson and Kennedy Wilson Japan.

1999
Fund management business is launched. Kennedy Wilson acquires six real estate services companies to expand platform.

- Kennedy Wilson raised $925 million of separate account and fund capital to purchase repriced real estate assets. New investors include Fairfax Financial, Deutsche Bank, Siguler Guff, Wake Forest University, ND Capital, the Cleveland Foundation, Jacobs Capital, Case Western Reserve University and Key Bank.
- In May of 2010, Kennedy Wilson formed a relationship with Prem Watsa, chairman and CEO of Fairfax Financial. As a result of that, we closed a $100 million convertible preferred equity placement with Fairfax, making Prem's company KW's largest non-management shareholder when they convert their preferred to common within five years.
- We have increased our unsecured line of credit to $75 million.

So the obvious question is: can this capital be deployed for value-added returns? For over 22 years, we have used our service business as a key entry point and lead generator to acquire assets in our target markets. We have a very talented executive team that has worked closely together for an average of fifteen years. Sharing market data within our business units and seizing acquisition opportunities is a seamless process. The defining qualities of Kennedy Wilson have always been our ability to adapt to changing market conditions, our hands on real estate capability and our entrepreneurial spirit.

In 2009, we carefully kicked off our new acquisition program by buying 149 condo units in a high-rise located in the Koreatown section of Los Angeles. Since that $33 million acquisition, we have closed over $1 billion of new purchases.


2000
Company launches multifamily value-added investment fund program. Property Fund I formed.
Company completes approximately $600 million of real estate and note portfolio acquisitions.
2002
IPO of Kennedy Wilson Japan completed.
Listed on Tokyo Stock Exchange.
Kennedy Wilson buys back 60% of stock.
2005
Fund II formed.
Kennedy Wilson establishes multifamily acquisition platform in Japan.
2007
Bay Area Fund and Fund III formed.
2008
Louisiana Community Development Fund formed.
$83 million of preferred stock and convertible debt issued.
2009
Kennedy Wilson completes merger with Prospect Acquisition Corp.
New entity Kennedy-Wilson Holdings raises $110 million of equity.
Siguler Guff forms $108 million joint venture with Kennedy Wilson.
Investment bank forms $500 million joint venture with Kennedy Wilson.
2010
Kennedy Wilson lists on NYSE.
Fairfax Financial invests $100 million in Kennedy Wilson and commits another $250 million for joint venture investments.
Kennedy Wilson added to the Russell 2000® index.

These purchases have included the purchase of $550 million in bank loans secured by real estate.

In December 2009, we ramped up our real estate secured loan buying business. Our distressed debt buying platform is now extremely active, having purchased, at deep discounts, 79 loans with a total unpaid principal balance of approximately $550 million. We have been able to source these deals through our service business and the management team's relationships with senior bank executives.

As the residential markets have experienced a contraction in value, Kennedy Wilson has positioned itself to repurchase equity positions at discounted prices as a result of partners and third parties that were unable to meet debt rebalancing requirements. We began that effort in Federal Way, Washington in November of 2009 with the acquisition of Cascade Ridge, a 518-unit multifamily property, through one of our funds. In May of 2010, with Pacific Coast Capital Partners, we acquired the 612-unit Summerhouse Apartments in Alameda, CA. In both transactions, we restructured existing debt and equity to create tremendous future upside as the rental market resets itself on the West Coast and becomes poised for future growth. The company currently owns and manages 23 communities on the West Coast comprising 7,321 units at an average occupancy of 95%.

In 2010, Kennedy Wilson also entered the residential services business as a fee for service asset manager and disposition consultant for distressed condominium projects. In May, we were engaged by a German bank to oversee the sale of a 96-unit

OPPORT

high-rise condo in Los Angeles. At present, we are also working closely with a number of private equity firms to assist them in the sale of distressed condominium projects on the West Coast.

Kennedy Wilson's entire investment platform covers the western U.S., Hawaii and Japan, and all of our recent acquisitions have been in those markets. We are creating large potential gains and fee streams through these acquisitions and we are now well on our way to meeting our stated goal of acquiring $2 billion of repriced assets in 2010*.

The service side of our business has also experienced great success, as we continue to win new assignments throughout the U.S. and Canada and have added numerous property management assignments as well. Our auction business gained momentum with multiple high profile sales of luxury properties, condominium towers and estate homes. The majority of the auctions were of properties in our target markets. A few of the recent successes include:

- Forest Circle in Castro Valley, CA: 31 condominiums sold for over $11,500,000.
- Market Lofts in downtown Los Angeles, CA: 55 condominiums sold for a record-breaking $21,500,000. Kennedy Wilson offered and sold the largest number of units in one residential project, exceeding expectations for number of units offered and sold while maintaining higher than expected sale prices on all units.
- Lake Windermere Pointe in Calgary/Alberta, Canada: 25 resort condominiums sold for over $6,000,000.
- John Ross in Portland, OR: 50 high rise condominiums in a certified "green" high-rise tower sold for $15,000,000.
- Palisade Palms in Galveston, TX: 27 luxury resort high-rise condominiums with direct access to the beaches on the Gulf of Mexico sold for $13,000,000.
- Silver Spur in Rolling Hills Estates, CA: 18 elegant courtyard condominiums sold for $13,000,000.

Since the beginning of the current cycle, we have conducted auctions in 19 states and Canada, selling thousands of residential units at auction. Our product type has expanded from residential new homes to include resort, commercial and land. Based on past successes and a strong pipeline, there is significant potential for future auction business in California, Texas and the Pacific Northwest.

Kennedy Wilson's property management business has grown through 21 new assignments across the country in 2009 and the acquisition of Sachse Real Estate, a Los Angeles-based retail brokerage company. The addition of Sachse Real Estate has expanded Kennedy Wilson's retail capabilities during a time when property owners need to creatively solve issues related to vacancies and struggling tenants. In order to bring value to retail projects, property owners are adjusting pricing expectations to a level that is commensurate with the current demands of tenants and buyers, thus increasing transaction volumes and revenue for Kennedy Wilson's brokerage services.

*Over half of this was completed through the beginning of July.

UNITY>>

The current distress in the market has also forced change in ownership of many real estate properties, providing Kennedy Wilson with the opportunity to obtain new accounts. In 2009, we performed lease analyses for U.S. Bancorp's newly acquired nine bank sites (106 locations) from First Bank of Oak Park (FBOP) in California, Illinois and Texas. Other recent property management assignments include:

- Figueroa Courtyard in Los Angeles, CA: 271,000 square feet
- Wachovia Tower in Fort Lauderdale, FL: 338,000 square feet
- Bluff House in St. Augustine, FL: 324,000 square feet

In total, Kennedy Wilson added approximately three million square feet to its management portfolio in 2009. Furthermore, in the first half of 2010, we have already signed several major new property management accounts.

In Japan, our portfolio of 50 multifamily assets, totaling 2,410 units located in Tokyo and other major cities, continues to perform well at 95% occupancy, generating significant cash flow. We will continue to seek opportunistic acquisitions to expand our portfolio.

Kennedy Wilson began 2009 with a book net worth of $133 million, consolidated cash of $26 million and equity in real estate investments of $165 million. Since then, we have closed in excess of $1 billion of real estate transactions and increased our equity in those and other real estate investments by nearly $100 million. Today, we have a book net worth of approximately $300 million, consolidated cash of $91 million and equity in real estate investments of $262 million. The real estate transactions that we have closed so far this year have created an income stream that will significantly increase the EBITDA of the company. Due to the mid-year timing of many of these transactions, we will see the full effect of these deals in 2011.

We have accomplished all of this and still maintained the highest level of liquidity in our firm's history. Kennedy Wilson has emerged from this economic downturn as one of the strongest and well positioned companies in the real estate industry, and we look forward to the next five years with great enthusiasm, as it will present great growth opportunities for well capitalized companies like ours. We have never forgotten our roots. When I think about starting Kennedy Wilson with $50,000 of capital in 1988 and now having the very good fortune to have our current capital base, I can only express gratitude and thanks to our shareholders, employees, capital providers and the many friends who have supported and participated with us over the last 22 years. *Imua!* (Onward with spirit and momentum in unity).

With great respect,



William J. McMorrow
June 30, 2010

AUCTION
MARKET LOFTS, LOS ANGELES, CA



Market Lofts is a 267-unit mixed-use community situated above a 50,000 SF supermarket in downtown Los Angeles. Market Lofts began its for-sale program in 2007 but had a remaining balance of 55 units dispersed throughout the mid-rise. Kennedy Wilson installed a 90-day concentrated marketing program that yielded 394 qualified bidders to compete at auction. The one-day auction was conducted in November 2009 and produced over $21 million in sales with all units sold and escrows successfully closed within 90 days.

NOTE
PACIFICA, COSTA MESA, CA



Pacifica is a 32-unit condominium project located near Newport Beach. Kennedy Wilson acquired the note on the property in December of 2009, at which time, 12 units were already sold. The proposed strategy is to continue with a conventional sales program to liquidate the remaining units at prices consistent with the closed units. The net project revenue after costs of sale and costs of carry will likely return all of the capital invested, and Kennedy Wilson will own the remaining entitled land at a basis of zero.

PROPERTY MANAGEMENT
U.S. BANCORP, VARIOUS



In November 2009, First Bank of Oak Park was shut down by the FDIC and acquired by U.S. Bancorp. Kennedy Wilson was subsequently hired by U.S. Bancorp to perform lease analyses on all of the leased and most of the owned sites, a total of 106 locations. The company completed the analyses on an accelerated time frame of just six weeks. Kennedy Wilson provides a variety of services to U.S. Bancorp, including property management, investment sales and site location for new branches.

THRIVING

ACQUISITION AND SALE
THE MERCURY, LOS ANGELES, CA

The Mercury is a 22-story luxury condominium tower located at the epicenter of the Koreatown submarket and was acquired by Kennedy Wilson in June of 2009. Prior ownership was successful in selling 89 of the residences over a four-year period but still had a balance of 149 units unsold. Kennedy Wilson relaunched the project with a new sales and marketing campaign after determining prices that were market appropriate. As a result, all remaining units were successfully sold during the 32-week campaign. The unprecedented sales velocity made The Mercury known as a case study on sales and pricing positioning for conventional sales turnaround programs in the current market.



CONSTRUCTION MANAGEMENT
7060 HOLLYWOOD BLVD., HOLLYWOOD, CA

7060 Hollywood Blvd. is a 12-story Class A office tower with approximately 175,000 SF. Kennedy Wilson earned the construction and property management assignment in August of 2007 and became a joint venture partner of the project seven months later. In 2009, Kennedy Wilson completed an $18 million renovation of the building, including complete demolition of all interiors, replacement of windows, modernization of elevators, replacement of mechanical systems and enhancement of the main lobby and ground floor retail storefronts. Additionally, the Company completed a $7 million tenant improvement build-out for a high profile entertainment company, securing a 100,000 SF lease—one of the largest lease transactions of 2009 in Los Angeles.



LEASE
THE OAKS, THOUSAND OAKS, CA

The Oaks is a three-story Class A office building containing approximately 355,000 SF. Kennedy Wilson purchased The Oaks in September of 2007 with 78.6% of the building occupied. In September of 2009, during one of the country's most challenging leasing environments, Kennedy Wilson welcomed State Farm Mutual Automobile Insurance Company to The Oaks and three months later, renewed and expanded the lease with Baxter Healthcare Corporation for over 230,000 SF in one of the largest lease transactions to be completed in Los Angeles in 2009. The Oaks is now 97% leased.



2009 Financial & Corporate Information

KENNEDY WILSON

Business

Company Overview

Founded in 1977, we are a diversified, international real estate company that provides investment and real estate services. We have grown from an auction business in one office into a vertically-integrated operating company with over 300 professionals in 22 offices throughout the U.S. and Japan. We are an industry leader, currently owning real estate (through our closed-end funds, joint ventures and wholly and majority owned entities) and managing over 40 million square feet of residential, multifamily and commercial real estate, including 10,000 apartment units, throughout the U.S. and Japan. Our operations are defined by two core business units: KW Investments and KW Services. We do not intend to elect and qualify to be taxed as a real estate investment trust for U.S. federal income tax purposes.

Recent Events

In June 2009, a joint venture of which Kennedy-Wilson Residential Condominium Group has a 50.5% ownership interest, acquired 149 unsold units in The Mercury, a Los Angeles condominium property. As of February 28, 2010, the joint venture sold and closed escrow on all 149 units generating a net gain on sale after expenses of approximately $18.7 million.

During 2009, a joint venture in which our Japanese Multifamily Group has a 35% interest, extinguished $131 million of debt for a discounted settlement, resulting in equity in joint venture income to us of $9.9 million.

In October 2009, we entered into an agreement in principle with Deutsche Bank to form a partnership with a total non-binding commitment of up to $500 million (up to approximately $450 million from Deutsche Bank and up to approximately $50 million from us), to finance and acquire distressed real estate debt and to source and finance commercial and multifamily whole loan origination opportunities on the west coast. The partnership made its first investment in February 2010 with the acquisition of a loan portfolio totaling approximately $342 million in unpaid principal balance.

In November 2009, we entered into a separate account agreement with Siguler Guff, a multi-strategy private equity firm. The separate account's total equity commitment is up to approximately $108 million (including up to approximately $8.1 million from us) and was formed to pursue acquisition and repositioning opportunities of distressed assets with a focus on residential condominium projects. The first acquisition in the platform was completed in December 2009 through a joint venture purchase of a loan secured by a 32 unit condominium project and adjacent developable land in Costa Mesa, CA with an unpaid principal balance of approximately $19.5 million.

KW Investments

We formalized our investing activities in 1999 by creating an investment arm, KW Investments. Through this investment arm, we co-invest through separate accounts and closed-end funds in the acquisition of real estate including office, multifamily, loans, retail, hotels, residential condominiums and land for development. We aim to create value with our hands-on approach and seek to harvest value through an exit strategy which is established at the time of acquisition. KW Investments consists of more than 20 investment professionals whose time is dedicated to sourcing, analyzing, executing and managing fund and joint venture investments. In June 2009, we formed KW Capital Markets with the primary function of raising private and institutional capital, assisting with investor relations, and managing other strategic initiatives.

We are a strategic investor and a manager of portfolio investments both in wholly-owned projects and in partnership with institutional investors in the U.S. and Japan. Since 1999, we have invested over $2.0 billion of equity across office, multifamily, retail, hotels, and residential properties through our joint ventures and closed-end funds.

Our investment activity focuses on the west coast of the United States, Tokyo, Japan, Texas and Hawaii. In our investing activity, we typically act as the general partner whereby we invest on average between 5-15% of the equity in a given venture. The target investment size generally ranges from $15-$100 million. In our various investment vehicles, there are typically restrictions on making an investment in a single asset that represents more than 20% of the equity in a given platform without the consent of its limited partner(s).

In general, we invest in value-added properties for which we act as general partner and operator of the property. As general partner and operator of real estate properties, we are responsible for the following:

- Acquisitions, including sourcing deals, due diligence and escrow closing;
- Leasing, including setting rental rates and negotiating and executing leases;
- Renovation, including supervising tenant improvements and/or unit upgrades, construction management and capital improvements to common areas;
- Business plan implementation, including refinancing of properties and execution of marketing plans; and
- Disposition of properties, including sales timing decisions, brokerage services and escrow closing.

Our investments are generally held in fee simple interest. On average, we utilize approximately 65% loan-to-cost on the properties that we acquire while generally obtaining financing for periods of between 3 and 10 years. Our loans are split between interest only and amortizing in nature. Our properties are generally fully-developed and typically have a renovation plan that include some common area and tenant area work which generally represents less than 10% of the purchase price of the asset.

We have historically raised equity for our investments in three ways: through joint-ventures, closed-end funds and investment specific.

- Our co-investment in joint ventures have typically been between 5% and 15% of the total equity investment. Joint venture and fund investments include the following real estate types:
  - (i) *U.S. Office*—Since 1999, we have invested approximately $550 million of equity in the acquisition of 33 office properties in the U.S., totaling more than 6.6 million square feet.
  - (ii) *U.S. Multifamily*—Since 1999, we have invested approximately $525 million of equity in the acquisition of 56 multifamily properties in the U.S., totaling approximately 14,600 units and 11.8 million square feet.
  - (iii) *Japan*—Our investment professionals have been active in Japan for over a decade and we currently have a strong team of origination, finance and asset management professionals on the ground. Our Japanese activities started in 1995 where we invested approximately $590 million of equity through a former wholly-owned subsidiary that was taken public in February 2002 and has been listed on the Tokyo Stock Exchange since 2003. Our company and our management team owned a majority position in said subsidiary through September 2002 and we were the largest stockholders through May 2003. That company, now the publicly-traded Kenedix, is no longer owned by or affiliated with us. We sold all of our interest in Kenedix at a substantial gain. In 2005, we re-entered the Japanese market when we formed KW Investment Co., Ltd. to acquire multifamily properties in several key markets in Japan with Wachovia Development Corporation as our partner. Since 2005, KW Investment Co. has invested more than $230 million of equity in the acquisition of 2,410 multifamily units, totaling approximately one million square feet. Including our prior investment experience through what is now Kenedix, we have invested a total of approximately $1.7 billion in the acquisition of 81 investments, primarily in multifamily and office properties.
  - (iv) *U.S. Other Real Estate*—Since 1999, we have invested approximately $300 million of equity in the acquisition of loans, retail, industrial, residential and other real estate-related investments in the U.S.
- In addition to our joint ventures, we manage several closed-end funds. Below are the descriptions of our closed-end funds that have completed their fund raising:
  - (i) KWI Property Fund I, L.P. closed with $62.5 million of capital commitments in August 2000. This fund has reached the end of its investment period and is now focused on harvesting the value created from the successful execution of each investment's business plan.
  - (ii) KWI Property Fund II, L.P. closed with $106 million of capital commitments in October 2005. This fund is currently fully invested and is now focused on harvesting the value created from the successful execution of each investment's business plan.
  - (iii) We manage two Double Bottom-Line funds that seek to provide market rate returns for investors and positive social, economic and environmental benefits to the communities in which they invest. The Double Bottom-Line Funds are typically geographically focused on a specific target market.

KW Services

Through our services group, KW Services, we offer a comprehensive line of real estate services for the full life-cycle of real estate ownership and investment. KW Services provides property management, auction marketing, brokerage, construction and trust management services to financial institutions, other institutional clients and individual investors. Through our extensive network of property managers and brokers, KW Services provides access to real-time market knowledge and trends, along with proprietary deal flow to KW Investments.

- *Property & Asset Management*—We currently manage 40 million square feet of office, industrial, and retail properties for over 50 institutional clients and individual investors both in the U.S. and Japan.
- *Auction Services*—Since inception in 1977, we have sold more than $5.0 billion of third-party real estate through the auction process. We are considered one of the leaders in auction marketing, having sold various property types on a global basis. The Auction Services group conducts live and online auctions and executes accelerated marketing programs for all types of residential and commercial real estate.
- *Commercial Brokerage*—The Commercial Brokerage group is comprised of Investment Sales and Leasing groups. The Investment Sales group specializes in innovative marketing programs tailored to client objectives for all types of real estate and various financial instruments collateralized by real estate. Our real estate professionals in the U.S. and Japan have extensive expertise in marketing, property and loan valuation, asset management, equity and debt sourcing, joint venture formation and financing and real estate acquisition advisory services. The Leasing group is a leader in both landlord and tenant representation. The group provides clients with a full complement of brokerage services for office, industrial, land, multifamily, retail and capital markets disciplines.
- *Construction Management*—The Construction Management group provides construction and project management services to institutional, corporate and individual clients in all areas of commercial and residential real estate. This group provides a full array of services including site and feasibility analysis, land planning and project design, selection of consultants, financing, bidding and construction administration.
- *Trust Management*—The Trust Management group provides asset and property management services to some of the largest global banks and trust companies holding investment real estate in the U.S., as trustees on behalf of private and institutional fiduciary accounts.

Business *(continued)*

Our Strengths

We believe we have a unique platform from which to execute our investment and services strategy due to the fact we have both an auction business and an investment platform. We believe that our platform provides significant competitive advantages over other real estate buyers operating stand-alone or investment-focused firms and may allow us to generate superior risk-adjusted returns. Our investment strategy focuses on investments that offer significant appreciation potential through intensive property management, leasing, repositioning, redevelopment and the opportunistic use of capital.

Our competitive advantages include:

- *Transaction Experience*—Our executive committee has more than 125 years of combined real estate experience and has been working and investing together on average for over a decade. Members of the Executive Committee have collectively acquired, developed and managed in excess of $15 billion of real estate investments in the U.S. and Japan through various economic cycles at our company and throughout prior careers.
- *Extensive Relationship and Sourcing Network*—We leverage our services business in order to source off-market deals. In addition, the Executive Committee and our acquisition team have transacted business in nearly every major metropolitan market on the west coast of the U.S., as well as in Japan. Their local presence and reputation in these markets has enabled them to cultivate key relationships with major holders of property inventory, in particular financial institutions, throughout the real estate community.
- *Structuring Expertise and Speed of Execution*—Prior acquisitions completed by us have taken a variety of forms including direct property investments, joint ventures, exchanges involving stock or operating partnership units, participating loans and investments in performing and non-performing mortgages with the objective of long-term ownership. We believe we have developed a reputation of being able to quickly execute, as well as originate and creatively structure acquisitions, dispositions and financing transactions.
- *Vertically-Integrated Platform for Operational Enhancement*—We are comprised of over 300 professionals in both KW Investments and KW Services, with 22 regional offices throughout the U.S. and Japan. This diversified business model is aimed at ensuring success through real estate cycles. We have a hands-on approach to real estate investing and possess the local expertise in property management, leasing, construction management, development and investment sales, which we believe enables us to invest successfully in its selected submarkets.
- *Risk Protection and Investment Discipline*—We underwrite our investments based upon a thorough examination of property economics and a critical understanding of market dynamics and risk management strategies. We conduct an in-depth sensitivity analysis on each of our acquisitions. This analysis applies various economic scenarios that include changes to rental rates, absorption periods, operating expenses, interest rates, exit values and holding periods. We use this analysis to develop our disciplined acquisition strategies.

Strategy and Target Markets

Our investment style and philosophy has been consistent over the past decade and seeks to drive the ongoing strategy for future investments. The three core fundamentals include:

- Significant proprietary deal flow from an established network of industry relationships;
- Focus on a systematic research process with a disciplined approach to investing; and
- Superior in-house operating execution.

We continue to focus primarily on equity real estate investments, utilizing leverage where determined appropriate. In addition, we also acquire real estate-related financings, such as first trust deeds. Specifically, the investment strategy of our company focuses on the following situations:

- Financially distressed/ownership situations;
- Under-managed or under-leased assets; and
- Repositioning opportunities.

We intend to pursue acquisition opportunities for our current investment platforms as follows:

- *Commercial Platform*—Take advantage of office, industrial and retail debt maturities;
- *Funds*—Value add/opportunistic strategy; dedicated capital for a variety of deal types;
- *Condo Platform*—Distressed condo deals; reposition and exit;
- *Residential Platform*—Combination of current return from multi-family projects and capital return from condo projects; and
- *First Trust Deed Platform*—Fills void in lending market; provides 10% + unlevered current yield and potential to own real estate at very attractive basis in event of foreclosure.

Our initial target submarkets, which include southern California, the San Francisco Bay area, the Puget Sound area (Greater Seattle), Hawaii and the Greater Tokyo area, share certain similar characteristics that we believe can create investment opportunities. Among these commonalities are dense populations, high barriers to entry, scarcity of land and supply constraints.

KW Services plays a critical role in supporting our investment strategy and various platforms. KW Services intends to continue to facilitate the gathering of local market intelligence and market data for evaluating and valuing investments, generate proprietary transaction flow and create value once an investment is made through efficient implementation of asset management or repositioning strategies.

Industry and Market Overview

United States

We believe that the acquisition outlook for 2010 and beyond is one of opportunity. Since capitalization rates have begun to rise and based on our market analysis, well-capitalized investors will potentially be able to purchase properties at significant discounts to historical cost that may provide significant cash-on-cash returns. The recent credit crunch in the financial markets has dried up liquidity. As a result, many financial institutions have been forced to mark-to-market or sell both their performing and non-performing assets in order to firm up their balance sheets. We believe that U.S. financial institutions and publicly traded companies, such as Real Estate Investment Trusts, will continue to be forced sellers of their real estate hard assets and loans for the next several quarters.

Due to the current disarray in the financial markets, many U.S. real estate markets are experiencing a downturn in occupancy and property values. Unlike the last cycle, this downturn has been driven by the lack of liquidity and the tightening of the credit markets rather than by an oversupply of new product. We believe that underlying real estate fundamentals have remained solid, particularly in major metropolitan and downtown areas where supply constraints exist, and companies continue to consolidate in proximity to their corporate headquarters. Also, downward pricing pressures exist that create potential buying opportunities. We will seek to exploit the opportunities caused by the current economic downturn and closed capital markets by identifying the cities and submarkets that have the most predictable, near-term positive indicators.

We believe the recent economic, capital and credit markets events will create tremendous buying opportunities as properties may be purchased at significant discounts to historical cost. Many asset dispositions will result from:

- forced liquidation through bankruptcy proceedings;
- companies reducing real estate portfolios to raise cash to shore up their balance sheets; and
- highly leveraged property owners who will have loans come due in 2010 and 2011 and will be unable to refinance.

As sellers are under greater pressure to move assets off of their balance sheets, our strong sourcing relationships will position us as the buyer of choice to acquire properties at steep discounts. Sellers will look to firms that they have relationships with and can execute quickly and discreetly. We have long-standing relationships with healthy regional and international lenders who have expressed an ability and willingness to offer financing for investments.

Although interest rates remain low, the lack of available debt has constrained highly-leveraged buyers. We believe that the timing of the real estate market cycle combined with our deep market relationships, systematic research process and cross-platform synergies will be crucial to its potential success.

Japan

We predict that Japan, while still subject to the same market forces affecting economies across the globe, will likely experience a downturn that is shorter than that in other industrialized economies as the Japanese banking system remains strong relative to its peers. We believe that the country's economy is in a better position to weather current economic conditions relative to the economies of certain other countries because over the past decade Japanese households generally have saved money, and companies have steeply reduced their debt as a proportion of GDP. In the current credit environment, as in the U.S., highly-leveraged investors in Japan have been forced to reduce their debt resulting in a rise in capitalization rates.

Japan's current demographic trends include an influx of migration to major cities creating strong demand for housing. Our research shows that real estate fundamentals have remained strong in Greater Tokyo's residential market, and, in particular, in Tokyo's three major wards: Minato-ku, Shibuy-ku, and Setagaya-ku. With diminishing supply of new inventory due to stricter building regulations imposed in 2007, rents for quality assets are expected to remain strong while vacancy rates remains stable. We expect that properties in the Greater Tokyo area that are newer and of higher quality will remain target assets for acquisition by many institutional investors.

Competition

We compete with a range of both local and national real estate firms, individual investors and corporations. Because of our unique combination of businesses, we compete with brokerage and property management companies as well as companies that invest in real estate and distressed notes. The brokerage and property management businesses are both highly fragmented and competitive. We compete with real estate brokerage companies on the basis of our relationship with property owners, quality of service, and commissions charged. We compete with property management and leasing firms also on the basis of our relationship with clients, the range and quality of services provided, and fees and commissions charged. Our investment operations compete to varying degrees with real estate investment partnerships and other investment companies. We compete with these other investors on the basis of our relationship with the sellers and our ability to close an investment transaction in a short time period at competitive pricing.

We differentiate ourselves from other firms in the industry with our full service, investment oriented structure. Whereas most other firms use an investment platform to obtain additional service business revenue, we use our service platform to enhance the investment process and ensure the alignment of interest with our investors.

Since each market and opportunity is unique, different competitors surface in each transaction. Due to our proprietary sourcing capabilities, we often acquire properties in off-market transactions where we face limited competition. In more widely marketed transactions, our significant on-the-ground operations provide insight into market conditions and trends that we believe allows for informed acquisition strategies.

In contrast to our vertically-integrated platform and deep market knowledge, many large institutional players act as "asset allocators" and rely on firms similar to us and the third-party brokerage community to source their deals. These competitors tend to focus on large, widely-marketed "Class A" properties that do not require significant on-the-ground expertise, hands-on redevelopment or local market knowledge.

We also compete for investment opportunities with regional investors and developers who understand the local markets but lack the equity to close deals with their own capital.

Due to our reputation for certainty of close, capital availability and discretion in publicizing deals, we are often able to acquire properties even when we are not the highest bidder. Our relationship-driven approach, reputation for certainty of close, local market knowledge and on-the-ground experience strongly position us when compared to our competition.

Markets

We believe that real estate is a local business. With this in mind, we intend to continue to focus on the markets that we know well through both our investment experience and service businesses. We intend to continue to target markets that we have been successful in historically due to our in-depth knowledge and relationships.

Business *(continued)*

Our focused research process begins with a macro analysis (economic growth, overall market cycles, property specific cycles, availability and pricing, ranking/evaluation) and ends with a micro analysis (submarket/neighborhood analysis, site analysis, due diligence and risk/return analysis). We will often leverage KW Services to access real-time market knowledge and trends to determine our investment analysis and strategy process and choices of markets/submarkets. This rigorous process continues to be a key driver of our investment decisions.

The choice of markets and submarkets for our investment strategy will be based on a research-driven process that involves five stages of extensive analysis.

- *Stage 1: Growth Composite of Employment/Population/Income Compared to Nation*—Each city is analyzed using a composite index of growth that weighs the last six years of growth history with the next five years of forecasted employment, population and income trends as compared to the overall nation. The risk of the growth forecast and the stability of the economic base and political climate are also considered at this stage.
- *Stage 2: Evaluation of a City's Overall Market Cycle Position by Property Type*—In the second stage, macro market cycle analysis is conducted by property type. Certain statistical adjustments are then applied to the geographical submarkets within each city to determine if a city, and property type is operating above or below "equilibrium," and if market upside potential exists within each city and property type.
- *Stage 3: Product Specific Cycle Analysis in Each City*—This stage requires extensive market research and interviews with local experts at the submarket level. In this stage, each product type is evaluated with respect to its upside potential. Three types of cycles and upside potential are measured at this stage:
- occupancy cycle upside,
- rent rate cycle upside, and
- property value upside.

A key part of this analysis is to determine what discounts from replacement cost and current cash-on-cash returns can be achieved relative to the upside potential for each property type. We seek to buy well-located properties at prices substantially below replacement cost.

- *Stage 4: Evaluation of Product Availability and Pricing*—The focus in this stage is to determine the total product inventory of each targeted property class in the specified market, evaluate recent transactions in the market and submarkets and project the amount of new product that will likely become available for purchase in the future. Based on recent transactions, market studies and interviews with local market experts in each city (brokers, appraisers and market researchers), the expected economics of properties purchased in the future are estimated, including estimates of capitalization rates, rents, occupancy levels and sales prices relative to replacement cost.
- *Stage 5: Ranking/Evaluation Relative to our Investment Strategy*—In the final stage of the evaluation process, the overall desirability of each city for investment is evaluated within the context of our investment strategy. The market niches that offer the most upside are identified, and a strategy is developed to capitalize on those niches. During this step, investment allocations are suggested for each city, including the amount of capital to be invested in each city and product type over a defined investment time horizon.

In parallel with our thorough examination of market dynamics, we conduct an in-depth risk management analysis on each of our acquisitions. This analysis applies various economic conditions and scenario forecasts that include changes to rental rates, operating expenses, interest rates, exit values and holding periods. We use this analysis to develop our disciplined pricing strategies.

This market analysis will help to determine the acquisition strategies for a variety of markets and submarkets that have the highest probability for near-term value appreciation and to develop operating and exit strategies that enhance returns and limit risk exposure.

Clients and Customers

We have long and extensive relationships with a broad range of prominent institutions with which we have invested through joint venture and fund arrangements and for which we have provided services. These institutions include sovereign funds, financial institutions, insurance companies, pension funds, endowments, money managers and family offices.

Employees

As of year end, we had approximately 300 employees. We consider our relationship with our employees to be good and have not experienced any interruptions of our operations as a result of labor disagreements.

Selected Financial Data

The following tables summarize our selected historical consolidated financial information. This information was derived from our audited financial statements for each of the years ended December 31, 2009, 2008, 2007, 2006 and 2005. This information is only a summary. You should read this information together in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this document.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Statements of operations data:					
Revenue	$ 86,235,000	$ 32,225,000	$ 33,393,000	$ 26,498,000	$41,753,000
Merger-related operating expenses	16,120,000	—	—	—	—
Other operating expenses	78,752,000	32,571,000	43,180,000	34,606,000	57,356,000
Equity in joint venture income	8,019,000	10,097,000	27,433,000	14,689,000	35,855,000
(Loss) income from continuing operations	(9,657,000)	667,000	9,037,000	6,541,000	10,990,000
(Loss) earnings per share from continuing operations	$ (0.36)	$ 0.03	$ 0.47	$ 0.36	$ 0.20

	As of December 31,				
	2009	2008	2007	2006	2005
Balance sheet data:					
Cash and cash equivalents	$ 57,784,000	$ 25,831,000	$ 24,248,000	$ 15,332,000	$19,424,000
Investments in real estate and joint ventures	228,305,000	190,915,000	80,026,000	57,744,000	36,847,000
Total assets	336,257,000	255,883,000	145,814,000	107,746,000	93,461,000
Debt	127,573,000	131,423,000	65,084,000	40,517,000	33,746,000
Kennedy-Wilson equity	177,314,000	105,551,000	56,857,000	49,447,000	42,120,000
Total equity	179,336,000	105,802,000	57,076,000	49,603,000	42,120,000

Business Combination

See Note 3 of our Notes to the Consolidated Financial Statements for discussion of the business combination (the Merger) that occurred during the year ended December 31, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors.

In the interest of providing a more complete presentation of our financial performance since inception, this discussion and analysis includes comparisons of our consolidated financial results period from 2007 through 2009.

Overview

We are a diversified, international real estate company that provides investment and real estate services. We have grown from an auction business in one office into a vertically-integrated operating company with over 300 professionals in 22 offices throughout the U.S. and Japan. We are an industry leader, currently owning real estate (through our closed-end funds, joint ventures, and wholly and majority owned entities) and managing over 40 million square feet of residential, multifamily and commercial real estate, including 10,000 apartment units, throughout the U.S. and Japan. Our operations are defined by two core business units: KW Investments and KW Services.

On November 13, 2009, the stockholders of Prospect approved a merger with KWI, whereby KWI became a wholly-owned subsidiary of Prospect, which was renamed Kennedy-Wilson Holdings, Inc. (the "Merger"). The directors and officers of KWI immediately before the Merger became our directors and officers, except that one of the KWI directors immediately before the Merger resigned and was replaced by a director from Prospect.

Pursuant to the Merger agreement, common stockholders of KWI received as consideration 20,401,018 shares of Prospect's common stock and preferred stockholders of KWI received as consideration 5,598,982 shares of Prospect's common stock, for an aggregate consideration of 26 million shares of Prospect common stock. In addition, 2,475,000 shares of Prospect common stock were reserved for issuance to our employees, non-employees and management pursuant to an equity compensation plan adopted by Prospect's board of directors and approved by Prospect's stockholders on November 13, 2009. In connection with the Merger noted below, the assets, liabilities and results of operations of Kennedy-Wilson, Inc. ("KWI") have become the historical financial statements of Prospect and, accordingly, KWI's operations for the full year ended December 31, 2007 have been included.

When reading our financial statements and the information included in this section, it should be considered that we have experienced, and continue to experience, the same material trends that have affected the nation, and therefore, our operations and financial condition. It is, therefore, a challenge to predict our future performance based on our historical results, but we believe that the following material trends assist in understanding the variability of our historical earnings and cash flows and the potential for the future:

Unless specifically noted otherwise, as used throughout this Management's Discussion and Analysis section, "we," "our," or "us" refers to the business, operations and financial results of Kennedy-Wilson, Inc. prior to, and Kennedy-Wilson Holdings, Inc. subsequent to, the closing of the Merger as the context requires. "Prospect" refers to the operations or financial results of Prospect Acquisition Corp. prior to the closing of the Merger.

Macroeconomic Conditions

Our business is closely tied to general economic conditions and the real estate industry. As a result, our economic performance, the value of our real estate and real estate secured notes, and our ability to implement our business strategies may be affected by changes in national and local economic conditions. The condition of the real estate markets in which we operate tends to be cyclical and is related to the condition of the economy in the U.S. and Japan as a whole and to the perceptions of investors of the overall economic outlook. Rising interest rates, declining demand for real estate or periods of general economic slowdown or recession have had a direct negative impact on the real estate market in the past and a recurrence of these conditions in the U.S. or a deeper recession in Japan could result in a reduction in our revenues. In addition, the economic condition of each local market where we operate may be dependent on one or more industries.

We have experienced in past years, are currently experiencing, and expect in the future to be negatively impacted by, periods of economic slowdown or recession, and corresponding declines in the demand for real estate and related services, within the markets in which we operate. The current economic recession has been extraordinary for its worldwide scope, its severity and its impact on major financial institutions, among other aspects. The current recession and the downturn in the real estate market has resulted in and/or may result in: a general decline in rents due to defaulting tenants or less favorable terms for renewed or new leases; fewer purchases and sales of properties by clients, resulting in a decrease in property management fees and brokerage commissions; a decline in actual and projected sale prices of our properties resulting in lower returns on the properties in which we have invested; higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans and mezzanine financing, all of which could increase costs and could limit our ability to acquire additional real estate assets; and a decrease in the availability of lines of credit and other sources of capital used to purchase real estate investments and distressed notes.

Beginning in 2003, economic conditions in the United States rebounded from the economic downturn in 2001 and 2002. The recovery, which positively impacted the commercial and residential real estate markets generally, continued through the second quarter of 2007, helping to improve the revenue in our services segment, particularly leasing and brokerage revenue. Improved economic conditions also resulted in a general increase in transaction activity, higher occupancy levels, rental rates, and property values, helping to increase the income in our investments segment as several of our real estate investments were sold.

Since the third quarter of 2007, U.S. economic activity has progressively weakened due initially to stresses in the residential housing and financial sectors and the impact of sharply higher energy costs. The weakening economic activity developed into a recession, affecting all segments of the economy, in early 2008, as both consumer and business spending dropped. This weakening economic activity, coupled with capital market stresses, led to a global financial disruption in the third quarter of 2008, the consequences of which have continued through the end of 2009. This disruption caused credit markets to freeze up, investors to become more risk averse and assets of all types, from the riskiest to the most secure, to lose value. These conditions also caused the economy to contract further and job losses to accelerate throughout 2008 and 2009. This has resulted in a decline in leasing activity and space absorption, rising vacancy rates and decreasing rents across the United States, which in turn, has reduced our services revenue, particularly leasing and brokerage revenue. Investment sales activity in the United States has been falling sharply from peak levels in 2007 and has continued to decline through the end of 2009. This decline is the result of an absence of debt financing, weakening property fundamentals, and the re-pricing of risk in the face of economic and market uncertainty. The deteriorating conditions adversely affected our investments segment throughout 2008 and 2009 as property values decreased sharply and disposition opportunities were markedly reduced.

The current economic downturn has also significantly affected countries throughout Asia, including Japan. The worldwide recession has led to falling stock prices and asset values in Asia and reduced economic growth prospects in Asia. Several property markets in Asia have been affected by real estate developments that resulted in an oversupply of completed or partially completed space. Property prices have fallen along with prices of other investments and asset values. These conditions have resulted in a decline in our investment sales and investment activities in Japan beginning in late 2008 and continuing through the end of 2009.

A rebound of our services and investments segments are expected, but contingent on, among other things, the U.S. and Japanese economies resuming their growth and credit markets attaining stability and predictability over a sustained period. We are sensitive to the challenges of the current economic climate and as a vertically integrated company, we have the in-house expertise and skill sets to navigate through these challenging times by taking advantage of opportunities in real estate and the capital markets. We have been implementing and continue to implement cost-savings measures across our business lines to maximize our competitive position.

International Operations

We have made investments in Asia, particularly in Japan, and plan to expand our operations and investments in Japan and selected markets throughout Asia in the future. If we are successful in implementing this strategy, the increased scope of our international operations may lead to more volatile financial results and difficulties in managing our businesses. This volatility and difficulty could be caused by, among other things, the following: currency fluctuations, restrictions and problems relating to the repatriation of profits; difficulties and costs of staffing and managing international operations; the burden of complying with multiple and potentially conflicting laws; laws restricting foreign companies from conducting business and unexpected changes in regulatory requirements; the impact of different business cycles and economic instability; political instability and civil unrest; greater difficulty in perfecting our security interests, collecting accounts receivable, foreclosing on security and protecting our interests as a creditor in bankruptcies in certain geographic regions; potentially adverse tax consequences; share ownership restrictions on foreign operations; Japanese property and income taxes, tax withholdings and tariffs; and geographic, time zone, language and cultural differences between personnel in different areas of the world.

Our revenues from non-U.S. operations have been primarily denominated in the local currency where the associated revenues were earned. Thus, we may experience significant fluctuations in revenues and earnings because of corresponding fluctuations in foreign currency exchange rates. To date, our foreign currency exposure has been limited to the Japanese Yen. Due to the constantly changing currency exposures to which we will be subject and the volatility of currency exchange rates, there can be no assurance that we will not experience currency losses in the future, nor can we predict the effect of exchange rate fluctuations upon future operating results. Our management may decide to use currency hedging instruments from time to time including foreign currency forward contracts, purchased currency options (where applicable) and foreign currency borrowings. The economic risks associated with these hedging instruments include unexpected fluctuations in inflation rates, which could impact cash flow relative to paying down debt, and unexpected changes in our underlying net asset position. There can be no assurance that any hedging will be effective.

Acquisitions, Dispositions, and Financings

Acquisitions

During the year ended December 31, 2009, we completed the following acquisition transactions:

- In December 2009 we purchased a discounted non-performing note on a condominium project and adjacent land in Costa Mesa, California. The unpaid principal balance on the note was $19.5 million at the time of acquisition.
- In June 2009, we acquired 149 condominium units for $33.5 million in a renovated condominium tower in Los Angeles, California.

Dispositions

During the year ended December 31, 2009, we completed the following disposition transactions:

- In May 2009, we sold a multifamily property in Napa, California to KW Property Fund III for a net gain of $0.5 million. The property was originally owned in a joint venture partnership between us and Hanover Financial. In December 2008, we acquired Hanover's interest in the property.
- In March 2009, we sold 136 vacant, finished lots in Lancaster, California for $6.3 million to KW Property Fund III. The lots are planned for single family detached homes.
- During 2009, we sold 138 of the 149 condominium units that were acquired in June 2009. The net gain generated on the sales after expenses was $16.5 million.

Financings

- During 2009, we entered into a $28 million loan agreement with Pacific Western Bank. Principal and interest are payable monthly. The agreement calls for 59 monthly payments of principal in the amount of $467,000 and bears interest at the lender's base rate, which was 4% at December 31, 2009. The note can be prepaid at any time without a prepayment penalty.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

- During 2008, before preferred shares were converted to common shares and the shares were recast to match the presentation of Prospect in connection with the Merger, we issued 53,000 shares of Series A Preferred Stock (the "preferred stock"). The proceeds from the issuance of the preferred stock were $52,354,000, net of expenses related to the offering totaling $646,000. The holders of the preferred stock were entitled to receive dividends quarterly at a per annum rate equal to 7% of the liquidation value of $1,000 per share. The preferred stock had conversion price of $42 per share. In connection with the Merger the preferred stock was converted to common stock and the executed conversion price was changed to $36 per share. The change in conversion price resulted in the issuance of additional shares to pre-Merger preferred shareholders in the amount of $7,879,000. In addition, cash dividend payments were made to pre-Merger preferred shareholders for the years ended December 31, 2009 and 2008 in the amounts of $3,235,000 and $2,264,000, respectively.
- We have entered into a loan agreement with US Bank and East-West Bank that provides us with an unsecured revolving credit facility for use in acquisitions and for working capital purposes in the amount of $30 million. The loan bears interest at a range of rates from prime to prime plus 0.50%, or, at the borrower's option, LIBOR plus 2.50% to LIBOR plus 3.00%. During 2009, the average outstanding borrowings under the line of credit were $19.1 million with the high and low outstanding balances being $26.0 million and $10.0 million, respectively. During 2008, the average outstanding borrowings under the line of credit were $3.4 million with the high and low outstanding balances being $18.5 million and $0 million, respectively. The borrowings under this loan had interest rates ranging from 3.25% to 4.50% and 3.75% to 5.50% at December 31, 2009, and December 31, 2008, respectively. The principal amount outstanding under this loan was $10,000,000 at December 31, 2009 and $13,500,000 at December 31, 2008. The loan matures in June 2011.
- In November 2008, we issued a convertible subordinated note with a principal amount of $30 million to Guardian. The note bears interest at a fixed rate of 7%. Interest is payable quarterly with the outstanding principal due in November 2018. The holder of the note may convert the note, in whole or in part, into common stock of ours at a conversion price of $10.52 per (as adjusted for the Merger) share of common stock at any time prior to the tenth anniversary of the original issue date of the note. On October 8, 2009, we and Guardian entered into a letter agreement pursuant to which the parties agreed to amend the Guardian Note, effective only if the Merger consummated, to change the conversion price to $9.86 per share and the expiration date for the conversion period to May 3, 2017. At any time on or after the ninth anniversary of the original issue date of the note and prior to the due date, we may demand that the holder of the note convert the note in accordance with the terms of the note.
- In 2007, we issued junior subordinated debentures with an aggregate principal amount of $40 million. The debentures were issued to a trust established by us, which contemporaneously issued $40 million of trust preferred securities to Merrill Lynch International. The interest rate on the debentures is fixed for the first ten years at 9.06%, and variable thereafter at LIBOR plus 3.70%. Interest is payable quarterly with the principal due in 2037.

Critical Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of ours and our Kennedy-Wilson wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, we evaluate our relationships with other entities to identify whether they are variable interest entities as defined by FASB Accounting Standards Codification (ASC) Subtopic 810-10 and to assess whether we are the primary beneficiary of such entities. If the determination is made that we are the primary beneficiary, then that entity is consolidated in the consolidated financial statements. The ownership of the other interest holders of consolidated subsidiaries is reflected as non-controlling interests.

Revenue Recognition—Management and leasing fees and commissions revenues are accounted for in accordance with the provisions of Revenue Recognition ASC Subtopic 605-10. Management fees for property and asset management are recognized over time as earned based upon the terms of the management agreement. Leasing fees that are payable upon tenant occupancy, payment of rent or other events beyond our control are recognized upon the occurrence of such events. In the case of real estate sales commissions, this generally occurs when escrow closes. In accordance with the guidelines established for Reporting Revenue Gross as a Principal versus Net as an Agent in the ASC Subtopic 605-45, we record commission revenues and expenses on a gross basis. Of the criteria listed in the Subtopic 605-45, we are the primary obligor in the transaction, do not have inventory risk, perform all, or part, of the service, have credit risk, and have wide latitude in establishing the price of services rendered and discretion in selection of agents and determination of service specifications.

Sales of real estate are recognized at the close of escrow when title to the real property passes to the buyer. We follow the requirements for profit recognition as set forth by the Sale of Real Estate ASC Subtopic 360-20.

Investments in Joint Ventures—We have a number of joint venture interests, generally ranging from 5% to 15% (but occasionally up to 50%), that were formed to acquire, manage, develop and/or sell real estate. Investments in joint ventures which we do not control are accounted for under the equity method of accounting as we can exercise significant influence, but do not have the ability to control the joint venture. An investment in joint ventures is recorded at its initial investment plus or minus our share of undistributed income or loss and less distributions. Declines in value of our investment in joint ventures that are other than temporary are recognized when evidence indicates that such a decline has occurred.

Profit on the sales of real estate held by joint ventures that have continuing involvement are deferred until such time that the continuing involvement has been resolved and all the risks and rewards of ownership have passed to the buyer. Profit on sales to joint ventures in which we retain an equity ownership interest results in partial sales treatment in accordance with the provisions of the Sale of Real Estate ASC Subtopic 360-20, thus deferring a portion of the gain on our continuing ownership percentage in the joint ventures.

One of our investments in joint ventures, KW Property Fund III, L.P. is, for GAAP purposes, an investment company under the AICPA Audit and Accounting Guide Investment Companies. Thus, the fund reflects its investments at fair value, with unrealized gains and losses resulting from changes in fair value reflected in earnings. We have retained the specialized accounting for the fund pursuant to Retention of Specialized Accounting for Investments in Consolidation ASC Subtopic 810-10 in recording our equity in joint venture income from the fund.

Fair Value Measurements—We account for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis under the provisions of ASC Subtopic 820-10. Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Goodwill—Goodwill results from the difference between the purchase price and the fair value of net assets acquired based upon the purchase method of accounting for business combinations. In accordance with Accounting for Goodwill ASC Subtopic 350-20, goodwill is no longer amortized, but instead is reviewed for impairment at least annually by our management. In testing for impairment in accordance with ASC Subtopic 350-20, goodwill is assigned to the reporting unit based upon the amount of goodwill generated at the time of acquisition of the businesses by the reporting unit. An earnings multiple appropriate to the respective reporting unit was applied to the cash basis net operating income of the reporting unit. This process enables a fair approximation of the reporting unit's value, which is then compared to the net book value of the reporting unit. As a result of the evaluation performed of our goodwill as described above, we have determined that there was no goodwill impairment as of December 31, 2009, 2008 or 2007.

Long-Lived Assets—We review our long-lived assets (excluding goodwill) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Impairment of Long-Lived Assets ASC Subtopic 360-10. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Discontinued Operations—We present components as discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations in a disposal transaction where we will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of our company. Because each of our real estate assets generally constitutes a discrete subsidiary, many assets that we hold for sale in the ordinary course of business must be reported as a discontinued operation unless we have significant continuing involvement in the operations of the asset after its disposition. Furthermore, operating profits and losses on such assets are required to be recognized and reported as operating profits and losses on discontinued operations in the periods in which they occur. Interest expense is only allocated to discontinued operations to the extent that the interest is specific to the component.

Noncontrolling Interests—We account for Noncontrolling Interests in accordance with Noncontrolling Interests in Consolidated Financial Statements ASC Subtopic 810-10, which establishes accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary.

Share-Based Payment Arrangements—We account for our share-based payment arrangements under the provisions of Share-Based Payments ASC Subtopic 718-10. Compensation cost for employee services received in exchange for an award of equity instruments are based on the grant-date fair value of the share-based award that are ultimately settled in our equity. The costs of employee services are recognized over the period during which an employee provides service in exchange for the share-based payment award. Share-based payment arrangements that vest ratably over the requisite service period are recognized on the straight-line basis and performance awards that vest ratably are recognized on a tranche by tranche basis over the performance period. Unrecognized compensation costs for share-based payment arrangements that have been modified are recognized over the original service or performance period.

Fair Value Option—We account for financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings in accordance with the provisions of Fair Value Measurements and Disclosures ASC Subtopic 820-10.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In accordance with Accounting for Uncertainty in Income Taxes FASB Codification Subtopic 605-15, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

Results of Operations

The following compares results of operations for the years ended December 31, 2009 and December 31, 2008 and years ended December 31, 2008 and December 31, 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Our Consolidated Financial Results and Comparison of the Years Ended December 31, 2009 and 2008

Notwithstanding the current disarray in the capital markets, especially the debt and equity markets that most significantly affect real estate, we are uniquely positioned because we are a full service real estate operating company with the ability to take advantage of the opportunities arising from the current economic difficulties that affect real estate. In 2009, the general shortage of available equity and debt was overcome through our extensive relationships in the capital markets that allowed us to place debt for those properties that met our criteria as appropriate and potentially profit producing investments. This ability to properly provide for the capitalization of investments and our extensive relationships in the real estate markets, enables us to acquire well located, income producing properties that are not distressed from owners that have distressed financial positions. Current economic conditions have not only made available to our company excellent buying opportunities but also have provided additional opportunities for our real estate service groups such as our auction group and our asset and property management divisions where experience and professional excellence is being sought by distressed real estate owners. We are sensitive to the challenges of the current economic climate and as a vertically integrated company, we have the in-house expertise and skill sets to navigate through these challenging times by taking advantage of opportunities in real estate and the capital markets. We have been implementing and continue to implement cost-savings measures across our business lines to maximize our competitive position.

Our revenues for the year ended December 31, 2009 and 2008 were $86.2 million and $32.2 million, respectively. Total operating expenses for the same periods were $93.7 million and $32.6 million, respectively. Net loss attributable to our common stockholders was $15.3 million in 2009 compared to net income of $0.6 million attributable to our common stockholders in 2008.

Revenues

Services Segment Revenues

For 2009, management and leasing generated revenues of $19.2 million (including related party fees of $10.1 million), representing 71% of our total revenue (not including sales of real estate), compared to approximately $19.1 million (including approximately $8.4 million in related party fees) and 59% of total revenue in 2008. Comparing the two years, management and leasing fees increased 1% which is due to increased asset management fees associated with new KW Funds and separate accounts. Management and leasing fees include asset management, construction management, leasing services, engineering and other services to property owners.

Commissions revenues in 2009 decreased to $4.9 million (including approximately $0.7 million in related party fees), representing 18% of total revenues (not including sales of real estate), compared to commission revenues in 2008 of $10.2 million (including related party fees of approximately $4.3 million). Acquisition fees decreased $4.3 million in 2009 as compared to 2008. The decrease can be attributed primarily to the current disarray in the debt and equity markets, which has caused a reduction in the acquisition of commercial and apartment properties and the related commissions and other acquisition fees revenue. Our brokerage activities provide clients and our company with development and implementation of marketing plans, sealed bid auctions and open bid auctions.

Investments Segment Revenues

Rental income decreased 8% to $2.7 million in 2009 from $3.0 million in 2008. Rental income includes rental and other income from properties in which we hold a controlling interest. The decrease can be primarily attributed to the downtown in the economy and the rental markets.

Sale of real estate in 2009 produced gross revenue of $59.4 million related to the sale of condominium units and land in southern California.

Operating Expenses

Operating expenses in 2009 were approximately $52.9 million (not including cost of real estate sold), representing a $20.4 million increase over 2008. This increase was primarily due to $12.5 million of merger related costs.

Services Segment Operating Expenses

Commissions and marketing expenses increased to $3.4 million in 2009 from $2.8 million in 2008. The increase in commission expense corresponds to the higher percentage of auction fees in commission revenues in 2009 compared to 2008, which incur the majority of commission expenses. As noted above, commission revenue for 2008 included a greater component of acquisition fees, which incur a relatively minor portion of expenses. In addition, larger broker fees were paid to outside brokerage firms in 2009.

Compensation and related expenses were approximately $24.8 million in 2009, up 16% from $21.3 million in 2008. The increase is primarily due to amortization of the KWI 2009 Stock Option Plan and its replacement plan, the 2009 Equity Participation Plan. This increase was offset by a decrease in bonuses due to the decline in operating results as well as the reduction of staff in 2009.

General and administrative expenses were $6.4 million in 2009, an increase of 5% from $6.1 million in 2008.

Investments Segment Operating Expenses

Rental operating expenses in 2009 and 2008 were approximately $1.1 million and $1.5 million, respectively, a decrease of 21% from 2008 to 2009. Rental operating expense includes operating expenses from properties, in which we hold a controlling interest. The decrease can be attributed to the sale of two properties in southern California in 2009.

Cost of real estate sold was $41.9 million in 2009 and relates to the disposition of condominium units and land in southern California. Cost of real estate sold was zero in 2008 as we did not recognize any sales on consolidated real estate.

Other Operating Expenses

Merger related expenses were $16.1 million in 2009, $12.5 million related to compensation and related expenses and $3.6 million related to general and administrative expenses. These are costs incurred in connection with the Merger.

Depreciation and amortization expense increased to $1.1 million in 2009, a 22% decrease from $0.9 million in 2008. The change was primarily due to the sale of an office building in southern California in 2008 and a full year of depreciation in 2009 from an apartment building in central California versus ten months in 2008.

Investments Segment Equity in Joint Venture Income

Investments in joint ventures generated income of $8.0 million in 2009, a decrease of 21% from income of $10.1 million recorded in 2008, due primarily to fair value gain of $5.9 million recognized in 2008.

Non-Operating Items

Interest and other income was $0.5 million in 2009, compared to $0.6 million in 2008. The change was due to lower interest income on bank and escrow deposits, which resulted from decrease in interest rates. In addition, a note receivable was paid off in the first half of 2008.

Interest expense was $13.2 million in 2009, an increase of 53% compared to $8.6 million for in 2008. The increase was due to interest expense on the debt incurred for the condominium project acquisition, a full year of interest on the central California apartment project, and the debt service on the $30 million subordinate convertible loan originated in November 2008.

Other than temporary impairment on available-for-sale security of $0.3 million in 2009 represents a decrease of 26% from $0.4 million in 2008. This amount represents the write-down of the value of a stock investment.

The benefit from income taxes was approximately $4.0 million in 2009, compared to the income tax provision of approximately $0.6 million in 2008. The change was due to decrease in income before provision for income taxes.

Net income of approximately $5.7 million attributable to a noncontrolling interest in three properties was recognized in 2009 compared to net income of $0.1 million in 2008. The increase is primarily due to the allocation to the noncontrolling interest in the income related to the sale of the Mercury condominium units.

Our Consolidated Financial Results and Comparison of the Years Ended December 31, 2008 and 2007

Our revenues for the year ended December 31, 2008 and the year ended December 31, 2007 were $32.2 million and $33.4 million, respectively. Total operating expenses for the same periods were $32.6 million and $43.2 million, respectively. Operating income included equity in income of joint ventures of $10.1 million for 2008 and $27.4 million for 2007. Net income attributable to our common stockholders in 2008 was $0.6 million compared to net income attributable to our common stockholders of $9.4 million in 2007.

Revenue

Services Segment Revenues

In 2008, management and leasing generated revenue of $19.1 million (including related party fees of $8.4 million), representing 59% of our total revenue, compared to approximately $20.1 million (including related party fees of approximately $10.3 million) and 60% of total revenue in 2007. Management and leasing fees include asset management, construction management, leasing services, engineering and other services to property operators. Management fees and leasing fees, in aggregate, decreased by approximately 5%, which was primarily due to the decrease in the total number of multifamily properties under management. Lower interest rates and favorable loan terms resulted in an increased number of building sale transactions in 2007, including some of the buildings managed by our company. Construction management fees declined primarily due to completion of major renovation projects.

Commissions revenue in 2008 decreased 22% to $10.2 million (including approximately $4.3 million in related party fees), representing 32% of total revenues compared to commission revenues in 2007 of $13.2 million (including related party fees of approximately $8.9 million), representing 39% of total revenue. Our brokerage activities provide clients and our company with development and implementation of marketing plans, sealed bid auctions and open bid auctions. The increase in auction activity resulted in an increase of residential commissions of approximately $1.5 million in 2008. The decrease in transaction activity across all commercial asset classes led to a decrease of approximately $4.4 million in acquisition, disposition, and financing fees.

Investments Segment Revenues

Rental income increased to $3.0 million in 2008 from $100,000 in 2007. Rental income was 9% of total revenue in 2008. Rental income includes rental and other revenue from properties in which we have a controlling interest. The acquisition of several assets, including an office building in Japan and an apartment project in California, was the main cause for the increase in rental income.

Operating Expenses

Operating expenses in 2008 were approximately $32.6 million, representing a decrease of 25% from $43.2 million in 2007. The decrease in operating expenses was primarily due to a decrease in compensation and related expenses.

Services Segment Operating Expenses

Commissions and marketing expenses increased to $2.8 million in 2008 from $2.1 million in 2007. While most commission and marketing expenses decreased due to decreased commercial transactions, the auction commission and business development expenses combined increased by approximately $1 million.

Compensation and related expenses were approximately $21.3 million in 2008, down 38% from $34.2 million in 2007. The change was primarily a result of large decreases in bonuses in 2008, offset by an increase in staff to meet the needs of the increased residential auction and fund management activities.

General and administrative expenses were $6.1 million in 2008, representing a 5% decrease from 2007 expenses of $6.4 million. The change was primarily due to the implementation of cost cutting measures in 2008.

Investments Segment Operating Expenses

Rental operating expense increased to $1.5 million in 2008 from $34,000 in 2007. Rental operating expense includes operating expenses from properties, in which we have controlling interest. The acquisition of several assets, including an office building in Japan and an apartment project in California, was the main cause for the increase in rental operating expense.

Other Operating Expenses

Depreciation and amortization expense was $0.9 million in 2008, compared to $0.5 million in 2007. The change was due to the acquisition of an apartment project in California.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Investments Segment Equity in Joint Venture Income

Equity in joint venture income totaled approximately $10.1 million in 2008, a decrease of 63% compared to $27.4 million recognized in 2007. The revenue from joint venture investments includes income from the operation and sale of numerous real estate investments in the U.S. which are owned primarily in joint ventures with institutional investor partners. Six residential investments and one commercial investment were sold in 2008 as compared to ten residential investments, two commercial investments, and one land investment sold in 2007.

Non-Operating Items

Interest and other income was $0.6 million in 2008, compared to $0.9 million in 2007. The change was due to lower interest income on bank and escrow deposits, which resulted from a decrease in interest rates.

Interest expense was $8.6 million in 2008 compared to $5.1 million in 2007. The increase was primarily due to the acquisition of several assets, including an office building Japan and apartment project in California in 2008.

Other-than-temporary impairment on available-for-sale security loss was $0.4 million and relates to our recognition of an impairment loss on a stock investment in 2008. There was no impairment loss or income recognized in 2007.

The provision for income taxes was approximately $0.6 million for 2008 compared to $4.4 million in 2007 as a result of the change in income before provision for income taxes.

There were no sales of consolidated real estate in 2008. In 2007, we executed the sale of a commercial project in southern California for $39.4 million. Income from discontinued operations included the gain of $5.3 million from this sale.

Net income attributable to the noncontrolling interests was approximately $54,000 in 2008, a decrease of approximately 98% compared to approximately $2.4 million in 2007. The decrease was related to a noncontrolling interest in a commercial project in southern California, which was sold in 2007.

Liquidity and Capital Resources

Our liquidity and capital resources requirements include expenditures for joint venture investments, real estate held for sale, distressed debt and working capital needs. Historically, we have not required significant capital resources to support our brokerage and property management operations. We finance our operations with internally generated funds and borrowings under our revolving line of credit. Our investments in real estate are typically financed by mortgage loans secured primarily by that real estate. These mortgage loans are generally nonrecourse in that, in the event of default, recourse will be limited to the mortgaged property serving as collateral. In some cases, we guarantee a portion of the loan related to a joint venture investment, usually until some condition, such as completion of construction or leasing or certain net operating income criteria, has been met. We do not expect these guarantees to materially affect liquidity or capital resources.

Cash Flows

Net cash used in operating activities totaled $25.2 million for the year ended December 31, 2009, a decrease of $10.6 million as compared to the year ended December 31, 2008. The change was primarily due to the cost incurred in connection with the Merger.

Net cash used in operating activities totaled $14.7 million for the year ended December 31, 2008, a decrease of $0.1 million as compared to the year ended December 31, 2007. The change was primarily due to the decrease in net income and accruals for bonuses and income taxes, offset by lower equity in joint venture income and no gain on sale of commercial real estate during the year ended December 31, 2008.

Net cash provided by investing activities totaled approximately $72.9 million for the year ended December 31, 2009, an increase of $169.3 million as compared to the year ended December 31, 2008. The increase was primarily due to assets acquired in connection with the Merger, decreased contributions to joint ventures, decreased distributions from joint ventures, and proceeds from sales of real estate in 2009.

Net cash used in investing activities totaled about $96.4 million for the year ended December 31, 2008, an increase of $102.2 million as compared to the year ended December 31, 2007. The increase was primarily driven by the use of cash for new investments, which included additional investment in the Japanese joint venture and acquisition of an apartment building, a condominium project, and land in California as well as an office building in Japan during the year ended December 31, 2008.

Net cash used in financing activities totaled approximately $15.7 million for the year ended December 31, 2009, a decrease of $128.3 million as compared to the year ended December 31, 2008. The decrease was primarily due to the issuance of stock and the issuance of convertible subordinated debt during the year ended December 31, 2008 as well as increased distributions to noncontrolling interests during the year ended December 31, 2009. Additionally, there were significant mortgage loan repayments from the sale of real estate during the year ended December 31, 2009.

Net cash provided by financing activities totaled about $112.6 million for the year ended December 31, 2008, an increase of $94.7 million as compared to the year ended December 31, 2007. The increase was primarily due to issuance of stock, additional borrowings under lines of credit, and fewer mortgage loan repayments from the sale of real estate during the year ended December 31, 2008. The increase was offset by the payments of dividends to preferred shareholders, which were funded by the combination of cash from operations, borrowings from lines of credit, and proceeds from the sale of investments.

To the extent that we engage in additional strategic investments, including real estate, note portfolio, or acquisitions of other property management companies, we may need to obtain third-party financing which could include bank financing or the public sale or private placement of debt or equity securities. We believe that existing cash and cash equivalents plus capital generated from property management and leasing, brokerage, sales of real estate owned, collections from notes receivable, as well as our current lines of credit, will provide us with sufficient capital requirements for the foreseeable future.

Under our current joint venture strategy, we generally contribute property, expertise, and typically a fully funded initial cash contribution (without commitment to additional funding by us). Capital required for additional improvements and supporting operations during lease-up and stabilization periods is generally obtained at the time of acquisition via debt financing or third-party investors. Accordingly, we generally do not have significant capital commitments with unconsolidated entities. Infrequently, there may be some circumstances when we, usually with the other members of the joint venture entity, may be required to contribute additional capital for a limited period of time. We believe that we have the capital resources, generated from our business activities and borrowing capacity, to finance any such capital requirements, and do not believe that any additional capital contributions to joint ventures will materially affect liquidity.

Our need, if any, to raise additional funds to meet our capital requirements will depend on many factors, including the success and pace of the implementation of our strategy for growth. We regularly monitor capital raising alternatives to be able to take advantage of other available avenues to support our working capital and investment needs, including strategic partnerships and other alliances, bank borrowings, and the sale of equity or debt securities. We expect to meet the repayment obligations of notes payable and borrowings under lines of credit from cash generated by our business activities, including the sale of assets and the refinancing of debt. We intend to retain earnings to finance our growth and, therefore, do not anticipate paying dividends.

Contractual Obligations and Commercial Commitments

At December 31, 2009, our contractual cash obligations, including debt, lines of credit, and operating leases included the following:

	Payments Due by Period				
	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Contractual obligations					
Borrowings:[1]					
Notes payable	$ 26,133,000	$ 5,600,000	$11,200,000	$ 9,333,000	$ —
Borrowings under lines of credit	10,000,000	—	10,000,000	—	—
Mortgage loans payable	23,968,000	21,190,000	2,778,000	—	—
Mandatorily convertible debt	30,000,000	—	—	—	30,000,000
Subordinated debt	40,000,000	—	—	—	40,000,000
Total borrowings	130,101,000	26,790,000	23,978,000	9,333,000	70,000,000
Operating leases	8,895,000	1,765,000	2,665,000	2,165,000	2,300,000
Total contractual cash obligations	$138,996,000	$28,555,000	$26,643,000	$11,498,000	$72,300,000

(1) See Notes 9–13 of our Notes to Consolidated Financial Statements. Figures do not include scheduled interest payments. Assuming each debt obligation is held until maturity, we estimate that we will make the following interest payments: Less than 1 year—$9,230,000; 1–3 years—$12,961,000; 4–5 years—$11,774,000; after 5 years—$54,803,000. The interest payments on variable rate debt have been calculated at the interest rate in effect at December 31, 2009.

Off-Balance Sheet Arrangements

We have provided s associated with loans secured by assets held in various joint venture partnerships. The maximum potential amount of future payments (undiscounted) we could be required to make under the guarantees was approximately $35 million and $46 million at December 31, 2009 and December 31, 2008, respectively. The guarantees expire by the year end of 2011 and our performance under the guarantees would be required to the extent there is a shortfall in liquidation between the principal amount of the loan and the net sales proceeds of the property. If we were to become obligated to perform on these guarantees, it could have an adverse affect on our financial condition.

Impact of Inflation and Changing Prices

Inflation has not had a significant impact on the results of operations of our company in recent years and is not anticipated to have a significant impact in the foreseeable future. Our exposure to market risk from changing prices consists primarily of fluctuations in rental rates of commercial and residential properties, market interest rates on residential mortgages and debt obligations and real estate property values. The revenues associated with the commercial services businesses are impacted by fluctuations in interest rates, lease rates, real property values and the availability of space and competition in the market place. Commercial service revenues are derived from a broad range of services that are primarily transaction driven and are therefore volatile in nature and highly competitive. The revenues of the property management operations with respect to rental properties are highly dependent upon the aggregate rents of the properties managed, which are affected by rental rates and building occupancy rates. Rental rate increases are dependent upon market conditions and the competitive environments in the respective locations of the properties. Employee compensation is the principal cost element of property management. Economic trends in 2009 were characterized by general decrease in commercial leasing volume in the U.S.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Qualitative and Quantitative Disclosures About Market Risk

The primary market risk exposure of our company relates to changes in interest rates in connection with our short-term borrowings, some of which bear interest at variable rates based on lender's base rate, prime rate, and LIBOR plus an applicable borrowing margin. These borrowings do not give rise to a significant interest rate risk because they have short maturities. Historically, we have not experienced material gains or losses due to interest rate changes.

Interest Rate Risk

We have established an interest rate management policy, which attempts to minimize our overall cost of debt, while taking into consideration the earnings implications associated with the volatility of short-term interest rates. As part of this policy, we have elected to maintain a combination of variable and fixed rate debt.

The tables below represent contractual balances of our financial instruments at the expected maturity dates as well as the fair value at December 31, 2009, and December 31, 2008. The expected maturity categories take into consideration actual amortization of principal and do not take into consideration reinvestment of cash. The weighted average interest rate for the various assets and liabilities presented are actual as of December 31, 2009, and December 31, 2008. We closely monitor the fluctuation in interest rates, and if rates were to increase significantly, we believe that we would be able to either hedge the change in the interest rate or to refinance the loans with fixed interest rate debt. All instruments included in this analysis are non-trading.

	Principal Maturing In:							Fair Value December 31,
(in thousands)	2010	2011	2012	2013	2014	Thereafter	Total	2009
Interest rate sensitive assets								
Cash equivalents	$57,784	—	—	—	—	—	$ 57,784	$57,784
Average interest rate	0.50%	—	—	—	—	—	0.50%	0.50%
Variable rate receivables	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Fixed rate receivables	7,185	—	—	—	—	—	7,185	7,185
Average interest rate	13.12%	—	—	—	—	—	13.12%	—
Total	$64,969	—	—	—	—	—	$ 64,969	$64,969
Weighted average interest rate	1.87%	—	—	—	—	—	1.87%	—
Interest rate sensitive liabilities								
Variable rate borrowings	$ 2,590	$10,000	—	—	$26,133	—	$ 38,723	$38,723
Average interest rate	1.92%	3.55%	—	—	4.00%	—	3.74%	—
Fixed rate borrowings	18,600	—	$2,778	—	—	$70,000	91,378	91,378
Average interest rate	6.16%	—	2.18%	—	—	8.18%	7.59%	—
Total	$21,190	$10,000	$2,778	—	$26,133	$70,000	$130,101	$130,101
Weighted average interest rate	5.64%	3.55%	2.18%	—	4.00%	8.18%	6.44%	—

Recently Issued Accounting Pronouncements

The FASB issued Accounting Standards Update ("ASU") 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which amends the Variable Interest Entity ("VIE") Subsections of ASC Subtopic 810-10, Consolidation—Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE's expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related party group (if any) with (a) the power to direct the activities that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE's economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. We expect that the adoption of ASU 2009-17 will not have a material impact on our consolidated financial statements.

Management's Report on Internal Control Over Financial Reporting

On November 13, 2009, we acquired KWI, an operating company, and KWI's management immediately took full responsibility for all accounting and finance functions for us. This constituted a significant change to our internal controls over financial reporting in the quarter ended December 31, 2009. As of December 31, 2009 and for the year then ended KWI represented approximately 85% of our consolidated assets and approximately 100% of our consolidated revenue. Because the only meaningful internal controls over financial reporting that existed as of December 31, 2009 belonged to those of the newly acquired operating company, and there has not been sufficient time to document and test those controls, this report does not include a management's report regarding internal controls over financial reporting. In addition, since KWI was acquired by us near the end of 2009, KWI is not required to make an assessment of its internal controls over financial reporting for the fiscal year ended December 31, 2009.

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we are currently documenting and evaluating the effectiveness of our internal control over financial reporting based on the criteria in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kennedy-Wilson Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of KW Residential, LLC, (a 35 percent owned investee company). The Company's investment in KW Residential, LLC at December 31, 2009, was $91,276,000, and its equity in joint venture income of KW Residential, LLC was $5,949,000 for the year 2009. The financial statements of KW Residential, LLC were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it related to the amounts included for KW Residential, LLC, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Los Angeles, California
March 16, 2010

Consolidated Balance Sheets

	December 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents	$ 57,784,000	$ 25,831,000
Accounts receivable	887,000	1,091,000
Accounts receivable—related parties	4,278,000	4,659,000
Income tax receivable	6,848,000	2,368,000
Notes receivable	541,000	43,000
Notes receivable—related parties	6,644,000	3,755,000
Investments in real estate, net	40,581,000	48,727,000
Investments in real estate available for sale	2,472,000	—
Investments in joint ventures ($19,590,000 and $15,088,000 carried at fair value as of December 31, 2009 and 2008, respectively)	185,252,000	142,188,000
Other assets	7,005,000	4,210,000
Goodwill	23,965,000	23,965,000
Total assets	$336,257,000	$256,837,000
Liabilities and Equity		
Liabilities		
Accounts payable	$ 860,000	$ 359,000
Accrued expenses and other liabilities	8,648,000	7,008,000
Accrued salaries and benefits	4,401,000	2,775,000
Deferred tax liability	15,439,000	9,470,000
Notes payable	26,133,000	21,188,000
Borrowings under line of credit	10,000,000	13,500,000
Mortgage loans payable	23,968,000	29,548,000
Convertible subordinated debt	27,472,000	27,187,000
Junior subordinated debentures	40,000,000	40,000,000
Total liabilities	156,921,000	151,035,000
Equity		
Preferred stock, $.0001 par value, 1,000,000 shares authorized, 0 shares issued at December 31, 2009 and 2008	—	—
Common stock, $0.0001 par value: 80,000,000 and 73,000,000 shares authorized, 41,177,658 and 26,387,199 shares issued, as of December 31, 2009 and 2008, respectively	4,000	3,000
Additional paid-in capital	155,878,000	60,079,000
Retained earnings	18,829,000	45,467,000
Accumulated other comprehensive income	2,603,000	2,000
Total Kennedy-Wilson Holdings, Inc. stockholders' equity	177,314,000	105,551,000
Noncontrolling interests	2,022,000	251,000
Total equity	179,336,000	105,802,000
Total liabilities and equity	$336,257,000	$256,837,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,		
	2009	2008	2007
Revenue			
Management and leasing fees	$ 9,026,000	$10,671,000	$ 9,836,000
Management and leasing fees—related party	10,138,000	8,380,000	10,306,000
Commissions	4,204,000	5,906,000	4,257,000
Commissions—related party	727,000	4,295,000	8,896,000
Sale of real estate	52,699,000	—	—
Sale of real estate—related party	6,698,000	—	—
Rental and other income	2,743,000	2,973,000	98,000
Total revenue	86,235,000	32,225,000	33,393,000
Operating Expenses			
Commission and marketing expenses	3,411,000	2,827,000	2,097,000
Compensation and related expenses	24,789,000	21,292,000	34,151,000
Merger-related compensation and related expenses	12,468,000	—	—
Cost of real estate sold	36,179,000	—	—
Cost of real estate sold—related party	5,752,000	—	—
General and administrative	6,351,000	6,074,000	6,393,000
Merger-related general and administrative	3,652,000	—	—
Depreciation and amortization	1,122,000	920,000	505,000
Rental operating expense	1,148,000	1,458,000	34,000
Total operating expenses	94,872,000	32,571,000	43,180,000
Equity in joint venture income	8,019,000	10,097,000	27,433,000
Operating income	(618,000)	9,751,000	17,646,000
Non-Operating Income (Expense)			
Interest income	102,000	221,000	487,000
Interest income—related party	400,000	341,000	378,000
Interest expense	(13,174,000)	(8,596,000)	(5,090,000)
Other than temporary impairment on available-for-sale security	(328,000)	(445,000)	—
(Loss) income before benefit from (provision for) income taxes	(13,618,000)	1,272,000	13,421,000
Benefit from (provision for) income taxes	3,961,000	(605,000)	(4,384,000)
(Loss) income from continuing operations	(9,657,000)	667,000	9,037,000
Income from discontinued operations, net of tax	—	—	2,797,000
Net (loss) income	(9,657,000)	667,000	11,834,000
Net income attributable to the noncontrolling interests	(5,679,000)	(54,000)	(2,441,000)
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. shareholders	(15,336,000)	613,000	9,393,000
Other comprehensive income (loss), net of tax	2,601,000	240,000	(238,000)
Total comprehensive (loss) income	$(12,735,000)	$ 853,000	$ 9,155,000
Basic (loss) income per share attributable to Kennedy-Wilson Holdings, Inc. shareholders			
(Loss) income from continuing operations attributable to Kennedy-Wilson Holdings, Inc.	$ (0.57)	$ 0.03	$ 0.41
Income from discontinued operations, net of income taxes, attributable to Kennedy-Wilson Holdings, Inc.	—	—	0.08
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc.	$ (0.57)	$ 0.03	$ 0.49
Weighted average shares outstanding for basic (loss) income per share	26,891,304	22,892,498	19,258,613
Diluted (loss) income per share attributable to Kennedy-Wilson Holdings, Inc. shareholders			
(Loss) income from continuing operations attributable to Kennedy-Wilson Holdings, Inc.	$ (0.57)	$ 0.03	$ 0.37
Income from discontinued operations, net of income taxes, attributable to Kennedy-Wilson Holdings, Inc.	—	—	0.07
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc.	$ (0.57)	$ 0.03	$ 0.44
Weighted average shares outstanding for diluted income (loss) per share	26,891,304	24,310,299	21,380,174
Amounts attributable to Kennedy-Wilson Holdings, Inc. shareholders			
(Loss) income from continuing operations, net of tax	$(15,336,000)	$ 613,000	$ 7,915,000
Discontinued operations, net of tax	—	—	1,478,000
Net (loss) income	$(15,336,000)	$ 613,000	$ 9,393,000

See accompanying notes to consolidated financial statements.

Consolidated Statement of Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total
	Shares	Amount					
Balance, January 1, 2007	21,620,920	$2,000	$ 11,720,000	$ 37,725,000	$ —	$ 156,000	$ 49,603,000
Issuance of common stock—exercise of stock options	209,170	—	236,000	—	—	—	236,000
Repurchase of common stock	(459,720)	—	(2,996,000)	—	—	—	(2,996,000)
Amortization of equity compensation	—	—	1,015,000	—	—	—	1,015,000
Other comprehensive loss:							
Foreign currency translation, net of tax of $29,000	—	—	—	—	(44,000)	—	(44,000)
Unrealized loss on marketable security, net of tax of $129,000	—	—	—	—	(194,000)	—	(194,000)
Net income	—	—	—	9,393,000	—	2,441,000	11,834,000
Contributions from noncontrolling interests	—	—	—	—	—	1,615,000	1,615,000
Distributions to noncontrolling interests	—	—	—	—	—	(3,993,000)	(3,993,000)
Balance, December 31, 2007	21,370,370	2,000	9,975,000	47,118,000	(238,000)	219,000	57,076,000
Issuance of common stock	5,598,982	1,000	52,353,000	—	—	—	52,354,000
Issuance of common stock—exercise of stock options	42,785	—	93,000	—	—	—	93,000
Repurchase of common stock	(624,938)	—	(6,170,000)	—	—	—	(6,170,000)
Amortization of equity compensation	—	—	1,015,000	—	—	—	1,015,000
Discount on convertible subordinated debt	—	—	2,813,000	—	—	—	2,813,000
Other comprehensive loss:							
Foreign currency translation, net of tax of $160,000	—	—	—	—	240,000	—	240,000
Dividends paid	—	—	—	(2,264,000)	—	—	(2,264,000)
Net income	—	—	—	613,000	—	54,000	667,000
Contributions from noncontrolling interests	—	—	—	—	—	482,000	482,000
Distributions to noncontrolling interests	—	—	—	—	—	(504,000)	(504,000)
Balance, December 31, 2008	26,387,199	3,000	60,079,000	45,467,000	2,000	251,000	105,802,000
Proceeds from issuance of common stock in connection with the Merger	12,820,215	1,000	89,006,000	—	—	—	89,007,000
Issuance of common stock—exercise of stock options	55,449	—	59,000	—	—	—	59,000
Repurchase of common stock	(442,648)	—	(3,690,000)	—	—	—	(3,690,000)
Stock compensation expense	—	—	3,857,000	—	—	—	3,857,000
Common stock issued under 2009 Equity Participation Plan	2,357,443	—	—	—	—	—	—
2009 Equity Participation Plan replacement payment	—	—	(1,500,000)	—	—	—	(1,500,000)
Other comprehensive loss:							
Foreign currency translation, net of tax of $1,472,000	—	—	—	—	2,407,000	—	2,407,000
Unrealized loss on marketable security, net of tax of $129,000	—	—	—	—	194,000	—	194,000
Dividends paid	—	—	—	(3,235,000)	—	—	(3,235,000)
Additional shares to pre-Merger preferred shareholders	—	—	7,879,000	(7,879,000)	—	—	—
Accretion of common stock beneficial conversion	—	—	188,000	(188,000)	—	—	—
Net (loss) income	—	—	—	(15,336,000)	—	5,679,000	(9,657,000)
Contributions from noncontrolling interests	—	—	—	—	—	6,804,000	6,804,000
Distributions to noncontrolling interests	—	—	—	—	—	(10,712,000)	(10,712,000)
Balance, December 31, 2009	41,177,658	$4,000	$155,878,000	$ 18,829,000	$2,603,000	$ 2,022,000	$179,336,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net (loss) income	$ (9,657,000)	$ 667,000	$ 11,834,000
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Gain from sale of real estate	(16,520,000)	—	(5,269,000)
Gain from sale of real estate—related party	(946,000)	—	—
Note receivable and accrued interest forgiven in Merger	4,281,000	—	—
Depreciation and amortization	1,122,000	920,000	1,242,000
Deferred income taxes	4,497,000	3,372,000	918,000
Amortization of deferred loan costs	917,000	658,000	296,000
Amortization of beneficial conversion of convertible subordinated debt	285,000	—	—
Equity in joint venture income	(8,019,000)	(10,097,000)	(27,433,000)
Provision for notes receivable	—	—	159,000
Amortization of deferred compensation	1,543,000	1,015,000	1,015,000
Stock compensation expense	2,314,000	—	—
2009 Equity Participation Plan replacement payment	(1,500,000)	—	—
Other than temporary impairment on available-for-sale security, net of tax	194,000	—	—
Change in assets and liabilities:			
Accounts receivable	204,000	3,144,000	(2,335,000)
Accounts receivable—related party	381,000	(3,521,000)	1,442,000
Income tax receivable	(4,480,000)	(2,368,000)	—
Operating distributions from joint ventures	514,000	294,000	885,000
Other assets	(2,893,000)	(1,339,000)	(979,000)
Accounts payable	501,000	(374,000)	337,000
Accrued expenses and other liabilities	410,000	1,816,000	344,000
Accrued salaries and benefits	1,626,000	(4,450,000)	2,830,000
Income taxes payable	—	(4,406,000)	(95,000)
Net cash flow used in operating activities	(25,226,000)	(14,669,000)	(14,809,000)
Cash flows from investing activities:			
Settlements of notes receivable	302,000	26,000	2,667,000
Additions to notes receivable	(500,000)	—	(144,000)
Settlements of notes receivable from sale of real estate	1,858,000		
Additions to notes receivable from sale of real estate	(2,663,000)	—	—
Settlements of notes receivable—related party	2,935,000	6,000	—
Additions to notes receivable—related party	(8,774,000)	(300,000)	(7,128,000)
Net proceeds from sale of real estate held for sale	58,027,000	5,181,000	37,705,000
Purchases of and additions to real estate	(35,800,000)	(41,460,000)	(38,458,000)
Assets acquired in merger	89,181,000	—	—
Distributions from joint ventures	2,374,000	12,903,000	39,390,000
Contributions to joint ventures	(34,054,000)	(72,729,000)	(28,193,000)
Net cash flow provided by (used in) investing activities	72,886,000	(96,373,000)	5,839,000

(continued)

Consolidated Statements of Cash Flows *(continued)*

	Year Ended December 31,		
	2009	2008	2007
Cash flow from financing activities:			
Borrowings under notes payable	$ 37,059,000	$ 20,161,000	$ 10,000,000
Repayment of notes payable	(32,114,000)	(8,973,000)	(12,810,000)
Borrowings under lines of credit	20,500,000	47,957,000	27,582,000
Repayment of lines of credit	(24,000,000)	(39,457,000)	(44,289,000)
Borrowings under mortgage loans payable	30,286,000	30,316,000	36,934,000
Repayment of mortgage loans payable	(35,866,000)	(10,852,000)	(32,850,000)
Issuance of convertible subordinated debt	—	30,000,000	—
Issuance of junior subordinated debentures	—	—	40,000,000
Debt issue costs	(798,000)	(518,000)	(1,543,000)
Issuance of common stock	59,000	52,447,000	236,000
Repurchase of common stock	(3,690,000)	(6,170,000)	(2,996,000)
Dividends paid	(3,235,000)	(2,264,000)	—
Contributions from noncontrolling interests	6,804,000	482,000	1,615,000
Distributions to noncontrolling interests	(10,712,000)	(504,000)	(3,993,000)
Net cash flow (used in) provided by financing activities	(15,707,000)	112,625,000	17,886,000
Net change in cash and cash equivalents	31,953,000	1,583,000	8,916,000
Cash and cash equivalents, beginning of year	25,831,000	24,248,000	15,332,000
Cash and cash equivalents, end of year	$ 57,784,000	$ 25,831,000	$ 24,248,000
Supplemental disclosure of non-cash investing activities:			
Unrealized loss on marketable security, net of tax of $129,000	$ 194,000	$ —	$ (194,000)
Foreign currency translation, net of tax of $1,472,000	2,407,000	240,000	(44,000)
Beneficial conversion of convertible subordinated debt	—	2,813,000	—

In 2009, the debt on a piece of land that was sold was assumed by the buyer resulting in a decrease of proceeds from the sale of real estate of $2,025,000 and reduction of repayment of mortgage loans payable of $2,025,000.

In 2008, the Company converted notes receivable from various executives and directors of the Company related to a joint venture investment in Japan into equity in the Japanese joint venture resulting in an increase in investments in joint ventures of $4,397,000 and a decrease in notes receivable of $4,397,000.

Supplemental cash flow information:

	Year Ended December 31,		
	2009	2008	2007
Cash paid (refunded) during the year for:			
Interest	$ 11,618,000	$ 6,945,000	$ 6,067,000
Interest capitalized	—	999,000	519,000
Income taxes	(4,130,000)	4,000,000	5,310,000

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

Note 1—Organization

Kennedy-Wilson Holdings, Inc., a Delaware corporation, and its subsidiaries ("Kennedy-Wilson" or "KWH"), provide various commercial and residential real estate services including property management, asset management, brokerage and marketing in the U.S. and Japan primarily to institutional investors, financial institutions, pension funds, and developers. Kennedy-Wilson, principally through joint venture investments, also acquires, renovates and resells commercial and residential real estate, and invests in discounted loan portfolios.

On November 13, 2009, the stockholders of Prospect Acquisition Company ("Prospect") approved a merger with Kennedy-Wilson, Inc. ("KWI"), whereby KWI became a wholly-owned subsidiary of Prospect, which was renamed Kennedy-Wilson Holdings, Inc. (the "Merger"). The directors and officers of KWI immediately before the Merger became the directors and officers of Kennedy-Wilson, except that one of the KWI directors immediately before the Merger resigned and was replaced by a director from Prospect (see Note 3).

Kennedy-Wilson has evaluated all subsequent events through the date that the financial statements are available for issuance.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of Kennedy-Wilson and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, Kennedy-Wilson evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Accounting Standards Codification (ASC) Subtopic 810—Consolidation and to assess whether it is the primary beneficiary of such entities. If the determination is made that Kennedy-Wilson is the primary beneficiary, then that entity is consolidated into the consolidated financial statements in accordance with Variable Interest Entities ASC Subtopic 810-10. The ownership of the other interest holders of consolidated subsidiaries is reflected as noncontrolling interests.

Use of Estimates—The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosure about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the value of accounts and notes receivable, long-lived assets, debt, goodwill, investment in joint ventures, and legal contingencies. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Revenue Recognition—Management and leasing fees and commissions revenues are accounted for in accordance with the provisions of Revenue Recognition ASC Subtopic 605-10. Management fees for property and asset management are recognized over time as earned based upon the terms of the management agreement. Leasing fees that are payable upon tenant occupancy, payment of rent or other events beyond Kennedy-Wilson's control are recognized upon the occurrence of such events. In the case of real estate sales commissions, this generally occurs when escrow closes. In accordance with the guidelines established for Reporting Revenue Gross as a Principal versus Net as an Agent in the ASC Subtopic 605-45, Kennedy-Wilson records commission revenues and expenses on a gross basis. Of the criteria listed in the Subtopic 605-45, Kennedy-Wilson is the primary obligor in the transaction, does not have inventory risk, performs all, or part, of the service, has credit risk, and has wide latitude in establishing the price of services rendered and discretion in selection of agents and determination of service specifications.

Sales of real estate are recognized at the close of escrow when title to the real property passes to the buyer. Kennedy-Wilson follows the requirements for profit recognition as set forth by the Sale of Real Estate ASC Subtopic 360-20.

Investments in Joint Ventures—Kennedy-Wilson has a number of joint venture interests, generally ranging from 5% to 15% (but occasionally up to 50%), that were formed to acquire, manage, develop and/or sell real estate. Investments in joint ventures which Kennedy-Wilson does not control are accounted for under the equity method of accounting as Kennedy-Wilson can exercise significant influence, but does not have the ability to control the joint venture. An investment in joint ventures is recorded at its initial investment plus or minus Kennedy-Wilson's share of undistributed income or loss and less distributions. Declines in value of Kennedy-Wilson's investment in joint ventures that are other than temporary are recognized when evidence indicates that such a decline has occurred in accordance with Equity Method Investments ASC Subtopic 322-10.

Profit on the sales of real estate held by joint ventures that have continuing involvement are deferred until such time that the continuing involvement has been resolved and all the risks and rewards of ownership have passed to the buyer. Profit on sales to joint ventures in which Kennedy-Wilson retains an equity ownership interest results in partial sales treatment in accordance with Sale of Real Estate ASC Subtopic 360-20, thus deferring a portion of the gain on Kennedy-Wilson's continuing ownership percentage in the joint ventures.

One of Kennedy-Wilson's investments in joint ventures, KW Property Fund III, L.P. (the Fund) is, for GAAP purposes, an investment company under the AICPA Audit and Accounting Guide *Investment Companies.* Thus, the Fund reflects its investments at fair value, with unrealized gains and losses resulting from changes in fair value reflected in earnings. Kennedy-Wilson has retained the specialized accounting for the Fund pursuant to Retention of Specialized Accounting for Investments in Consolidation ASC Subtopic 810-10 in recording its equity in joint venture income from the Fund.

Fair Value Measurements—Kennedy-Wilson accounts for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis under the provisions of ASC Subtopic 820-10. Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Goodwill—Goodwill results from the difference between the purchase price and the fair value of net assets acquired based upon the purchase method of accounting for business combinations. In accordance with Accounting for Goodwill ASC Subtopic 350-20, goodwill is no longer amortized, but instead is reviewed for impairment at least annually by Kennedy-Wilson's management. In testing for impairment in accordance with FASB Codification Subtopic 350-20, goodwill is assigned to the reporting unit based upon the amount of goodwill generated at the time of acquisition of the businesses by the reporting unit. An earnings multiple appropriate to the respective reporting unit is applied to the cash basis net operating income of the reporting unit. This process enables a fair approximation of the reporting unit's value, which is then compared to the net book value of the reporting unit. As a result of the evaluation performed of its goodwill as described above, Kennedy-Wilson has determined that there was no goodwill impairment as of December 31, 2009, 2008 and 2007.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash and all highly liquid investments purchased with maturities of three months or less.

Long-Lived Assets—Kennedy-Wilson reviews its long-lived assets (excluding goodwill) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Impairment of Long-Lived Assets ASC Subtopic 360-10. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Discontinued Operations—Kennedy-Wilson presents components as discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations in a disposal transaction where Kennedy-Wilson will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of Kennedy-Wilson. Because each of our real estate assets generally constitutes a discrete subsidiary, many assets that we hold for sale in the ordinary course of business must be reported as a discontinued operation unless we have significant continuing involvement in the operations of the asset after its disposition. Furthermore, operating profits and losses on such assets are required to be recognized and reported as operating profits and losses on discontinued operations in the periods in which they occur. Interest expense is only allocated to discontinued operations to the extent that the interest is specific to the component.

Notes Receivable—Kennedy-Wilson accounts for any impairment to the basis of notes receivable in accordance with Accounting by Creditors for Impaired Loans ASC Subtopic 310-10. Accordingly, an impaired loan is measured based upon the present value of expected future cash flows, discounted at the loan's effective interest rate or, if readily determinable, the loan's observable market price or the fair value of the collateral if the loan is collateral dependant.

Fair Value of Financial Instruments—The estimated fair value of Kennedy-Wilson's financial instruments is determined using available market information and appropriate valuation methodologies. Considerable judgment, however, is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material impact on the estimated fair value amounts. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities, accrued salaries and benefits, deferred and accrued income taxes, and income tax receivable approximate fair value due to their short-term maturities. The carrying value of notes receivable (excluding related party notes receivable as they are presumed not to be an arm's length transaction) approximate fair value as they are negotiated based upon the fair value of loans with similar characteristics. Bank lines of credit and debt approximate fair value as the terms are comparable to the terms currently being offered to Kennedy-Wilson.

Noncontrolling Interests—Kennedy-Wilson accounts for Noncontrolling Interests in accordance with Noncontrolling Interests in Consolidated Financial Statements ASC Subtopic 810-10, which establishes accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary.

Capitalized Interest—Kennedy-Wilson capitalizes interest in accordance with Capitalization of Interest Cost FASB Codification Subtopic 835-20 for assets that are undergoing development or entitlement activities in preparation for their planned principal operations. For qualifying equity investments, interest is capitalized in accordance with Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for Under the Equity Method FASB Codification Subtopic 835-20. An appropriate interest rate is applied to Kennedy-Wilson's cash investment in the qualifying asset. The interest is credited against interest expense and added to the basis in the investment. Interest is capitalized when the development or entitlement activity commences and ceases when the investment has begun its planned principal operations.

Guarantees—Kennedy-Wilson has certain guarantees associated with loans secured by assets held in various joint venture partnerships. The maximum potential amount of future payments (undiscounted) Kennedy-Wilson could be required to make under the guarantees was approximately $35 million and $46 million at December 31, 2009 and 2008, respectively. The guarantees expire through 2011 and Kennedy-Wilson's performance under the guarantees would be required to the extent there is a shortfall in liquidation between the principal amount of the loan and the net sales proceeds of the property. Based upon Kennedy-Wilson's evaluation of guarantees under Estimated Fair Value of Guarantees ASC Subtopic 460-10, the estimated fair value of guarantees made as of December 31, 2009 and 2008 is immaterial.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2009, 2008 and 2007

Concentration of Credit Risk—Financial instruments that subject Kennedy-Wilson to credit risk consist primarily of accounts and notes receivable and cash equivalents. Credit risk is generally diversified due to the large number of entities composing Kennedy-Wilson's customer base and their geographic dispersion throughout the U.S. Kennedy-Wilson performs ongoing credit evaluations of its customers and debtors. Cash and cash equivalents are invested in institutions insured by government agencies. Certain accounts contain balances in excess of the insured limits.

Earnings Per Share—Basic earnings per share is computed based upon the weighted average number of shares of common stock outstanding during the periods presented. Diluted earnings per share is computed based upon the weighted average number of shares of common stock and potentially dilutive securities outstanding during the periods presented. The weighted average number of shares outstanding for the diluted earnings per share computation also includes the dilutive impact of options, unvested shares, warrants, and convertible securities and warrants which were outstanding during the period calculated by the "treasury stock" method.

Share-Based Payment Arrangements—Kennedy-Wilson accounts for its share-based payment arrangements under the provisions of Share-Based Payments ASC Subtopic 718-10. Compensation cost for employee services received in exchange for an award of equity instruments is based on the grant-date fair value of the share-based award that is ultimately settled in equity of Kennedy-Wilson. The cost of employee services is recognized over the period during which an employee provides service in exchange for the share-based payment award. Share-based payment arrangements that vest ratably over the requisite service period are recognized on the straight-line basis and performance awards that vest ratably are recognized on a tranche by tranche basis over the performance period. Unrecognized compensation costs for share-based payment arrangements that have been modified are recognized over the original service or performance period.

Fair Value Option—Kennedy-Wilson accounts for financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings in accordance with the provisions of Fair Value Measurements and Disclosures ASC Subtopic 820-10.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In accordance with Accounting for Uncertainty in Income Taxes FASB Codification Subtopic 605-15, Kennedy-Wilson recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Kennedy-Wilson records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

Recent Accounting Pronouncements—The FASB issued Accounting Standards Update ("ASU") 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which amends the Variable Interest Entity ("VIE") Subsections of ASC Subtopic 810-10, Consolidation—Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE's expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related party group (if any) with (a) the power to direct the activities that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE's economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. Kennedy-Wilson expects that the adoption of ASU 2009-17 will not have a material impact on its consolidated financial statements.

Reclassifications—Certain balances that were included in the income tax receivable account have been reclassified to the deferred tax liability account for 2008 in the accompanying consolidated balance sheet.

Note 3—Acquisition

On November 13, 2009, KWI merged with Prospect, a blank check company formed for the purpose of acquiring control of, through a merger, capital stock exchange, asset acquisition, reverse capitalization, stock purchase, reorganization or other similar business combination, one or more operating businesses or assets in the financial services industry. The resulting merged entity is KWH which continues the business operations of KWI, including all of their personnel and management. Consequently, the Merger achieved Prospect's business combination purpose while providing $89 million in cash for the newly formed KWH to take immediate actions to acquire real estate and loans secured by real estate in the currently distressed real estate markets in the United States and abroad.

The Merger was accounted for as a reverse acquisition in accordance with Business Combinations ASC 805-40, because the stockholders of KWI immediately prior to the consummation of the Merger obtained effective control of Prospect, immediately following completion of the Merger, through (1) their stockholder interest comprising the largest single control block of shares in the post-Merger company, (2) a majority of the members of the board of directors of the post-Merger company being comprised of KWI directors (initially, six directors of KWI and one director of Prospect), and (3) all of the senior executive officers of the post-Merger company being comprised of KWI executive officers. Accordingly, the assets, liabilities and results of operations of KWI have become the historical financial statements of Prospect at the closing of the Merger, and Prospect's assets (primarily cash and cash equivalents), liabilities and results of operations have been consolidated with KWI beginning on the date of the Merger, again becoming the combined entity of Kennedy-Wilson. The components of equity are the retained earnings and other equity balances of KWI immediately before the Merger with the capital share account of KWI adjusted to reflect the par value of the outstanding shares of Prospect. Assets, liabilities, and results of operations of Prospect have been consolidated at fair value in accordance with Business Combinations ASC Subtopic 805-10. All direct costs of the Merger have been charged to operations in the period that such costs were incurred.

Effective with the Merger, common stockholders of KWI received as consideration 20.4 million shares of Prospect's common stock and preferred stockholders of KWI received as consideration 5.6 million shares of Prospect's common stock, for an aggregate consideration of 26.0 million shares of Prospect common stock. In addition, 2.5 million shares of Prospect common stock were reserved for issuance to employees, non-employees and management of Kennedy-Wilson pursuant to an equity compensation plan adopted by Prospect's board of directors and approved by Prospect's stockholders on November 13, 2009. Upon completion of the Merger, Prospect shareholders were granted 12.8 million shares of the KWH, with a fair value of $89 million, resulting in 31% ownership in the combined company Kennedy-Wilson. The net assets received from Prospect were $89 million of cash, no material liabilities assumed, and no other identifiable intangible assets. Because the value of the consideration given to Prospect equals the fair value of the net identifiable assets, no goodwill was recorded from the Merger.

Merger related costs (in millions) included in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2009:

Compensation and related	$12.5
General and administrative	3.6
Total	$16.1

The amount of Prospect revenue and earnings included in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2009, and the revenue and earnings of the combined entity had the acquisition date been January 1, 2009 and January 1, 2008, are as follows:

Unaudited, in 000's	Revenue	Net Income Attributable to Kennedy-Wilson Common Shareholders	Earnings Per Share
Actual Prospect from November 13, 2009–December 31, 2009	$ 20	$ 16	$ —
Supplemental pro forma from January 1, 2009–December 31, 2009	86,295	3,323	0.09
Supplemental pro forma from January 1, 2008–December 31, 2008	36,034	1,948	0.05

This unaudited pro forma financial information is not intended to represent or be indicative of what would have occurred if the transaction had taken place on the dates presented and is not indicative of what Kennedy-Wilson's actual results of operations would have been had the acquisition been completed at the beginning of the periods indicated above.

Note 4—Notes Receivable

Notes receivable consists of the following:

	December 31, 2009	2008
Note receivable, fixed interest rate of 10%, interest only, due December 2010, secured by personal property	$ 500,000	$ —
Other	41,000	43,000
Total notes receivable from third parties	541,000	43,000
Note receivable from a joint venture investment, fixed interest rate of 9%, principal and accrued interest due June 2010, secured by deed of trust	805,000	—
Note receivable from a joint venture investment, fixed interest rate of 10%, principal and accrued interest due June 2010, secured by deed of trust	1,352,000	—
Note receivable from a joint venture investment, fixed interest rate of 15%, principal and accrued interest due June 2010, secured by deed of trust	4,487,000	—
Note receivable from the CEO of Kennedy-Wilson, fixed interest rate of 7.5%, principal and accrued interest due April 2011, unsecured, principal and interest forgiven in 2009 in connection with the Merger	—	3,455,000
Note receivable, fixed interest rate of 7%, interest only, repaid in 2009, secured by preferred stock shares that were acquired from the Kennedy-Wilson	—	300,000
Total notes receivable from related parties	6,644,000	3,755,000
	$7,185,000	$3,798,000

Notes to Consolidated Financial Statements *(continued)*
December 31, 2009, 2008 and 2007

Note 5—Investment in Real Estate
Kennedy-Wilson's investment in real estate includes the following:

	December 31,	
	2009	2008
Office building in Japan	$ 8,375,000	$ 8,428,000
Residential land in Landcaster and Victorville, California	—	7,724,000
House in Kona, Hawaii	8,724,000	8,361,000
204-unit residential apartment complex in Lompoc, California	25,707,000	25,637,000
Residential land in Kent, Washington	845,000	733,000
	43,651,000	50,883,000
Less: Accumulated depreciation	(3,070,000)	(2,156,000)
Total	$40,581,000	$48,727,000

On June 6, 2009, Kennedy-Wilson acquired a condominium project located in Los Angeles, California. The project was purchased for the purposes of resale and was classified as held for sale at the date of acquisition in accordance with reporting real estate as held for sale under ASC Subtopic 360-10.

During 2008, Kennedy-Wilson sold its interest in an entity that owned an office building located in Glendora, California for $1,488,000. The sale resulted in a gain of $564,000, which is included in other income in the accompanying consolidated statements of operations and comprehensive loss. Kennedy-Wilson continues to provide management services to the property and therefore it is not included in discontinued operations.

Kennedy-Wilson capitalized $219,000 and $519,000 of interest to investments in real estate for the years ended December 31, 2008 and 2007, respectively, related to the residential lot located in Kona, Hawaii while the lot was being developed for its intended use. In addition to land costs of $6,667,000, capitalized costs, excluding capital interest, were $89,000 for 2008. As this project has been developed for its intended use during 2008, no additional interest has been capitalized during 2009.

During 2007, Kennedy-Wilson purchased and sold an office building located in Los Angeles, California, realizing income from discontinued operations of $2,797,000. This was the only property sold in 2007. Discontinued operations for the year ended December 31, 2007 were as follows:

Rental revenue	$ 2,931,000
Rental operating expense	(980,000)
Depreciation and amortization	(737,000)
Interest expense	(1,826,000)
Gain on sale	5,269,000
Income tax expense	(1,860,000)
Total	$ 2,797,000

Note 6—Investments in Joint Ventures
Kennedy-Wilson has a number of joint venture interests, generally ranging from 5% to 15% (but occasionally up to 50%), which were formed to acquire, manage, develop and/or sell real estate. Kennedy-Wilson has significant influence over these entities, but not voting or other control and accordingly, these investments are accounted for under the equity method.

Summarized financial data of the joint ventures are as follows:

						December 31,
			2009			2008
	KW Residential LLC	Other	Total	KW Residential LLC	Other	Total
Balance sheets for equity method investments:						
Assets						
Cash	$ 28,404,000	$ 18,721,000	$ 47,125,000	$ 26,083,000	$ 25,665,000	$ 51,748,000
Real estate	548,927,000	1,763,600,000	2,312,527,000	582,592,000	1,582,148,000	2,164,740,000
Other	16,904,000	169,622,000	186,526,000	18,585,000	251,099,000	269,684,000
Total assets	$594,235,000	$1,951,943,000	$2,546,178,000	$627,260,000	$1,858,912,000	$2,486,172,000
Liabilities						
Debt	$307,877,000	$1,045,862,000	$1,353,739,000	$407,525,000	$1,046,514,000	$1,454,039,000
Other	11,618,000	51,234,000	62,852,000	12,950,000	24,377,000	37,327,000
Total liabilities	319,495,000	1,097,096,000	1,416,591,000	420,475,000	1,070,891,000	1,491,366,000
Partners' capital						
Kennedy-Wilson	91,276,000	91,871,000	183,147,000	62,379,000	73,644,000	136,023,000
Other partners	183,464,000	762,976,000	946,440,000	144,406,000	714,377,000	858,783,000
Total partners' capital	274,740,000	854,847,000	1,129,587,000	206,785,000	788,021,000	994,806,000
Total liabilities and partners' capital	$594,235,000	$1,951,943,000	$2,546,178,000	$627,260,000	$1,858,912,000	$2,486,172,000

Total investments are comprised of the following:

	Year Ended December 31,					
	2009			2008		
	KW Residential LLC	Other	Total	KW Residential LLC	Other	Total
Equity method	$91,276,000	$ 91,871,000	$183,147,000	$62,379,000	$ 73,644,000	$136,023,000
Unrealized gain on fair value option	—	802,000	802,000	—	5,856,000	5,856,000
	91,276,000	92,673,000	183,949,000	62,379,000	79,500,000	141,879,000
Cost method	—	1,303,000	1,303,000	—	309,000	309,000
Total investments	$91,276,000	$ 93,976,000	$185,252,000	$62,379,000	$ 79,809,000	$142,188,000

	Year Ended December 31,					
	2009			2008		
	KW Residential LLC	Other	Total	KW Residential LLC	Other	Total
Statements of income:						
Revenues	$32,750,000	$140,119,000	$172,869,000	$28,323,000	$173,146,000	$201,469,000
Depreciation	12,021,000	36,221,000	48,242,000	5,413,000	40,155,000	45,568,000
Interest	14,828,000	51,764,000	66,592,000	12,936,000	51,689,000	64,625,000
Other expenses	17,361,000	66,228,000	83,589,000	14,044,000	61,969,000	76,013,000
Total expenses	44,210,000	154,213,000	198,423,000	32,393,000	153,813,000	186,206,000
Gains on extinguishment of debt	28,320,000	—	28,320,000	—	—	—
Net (loss) income	$16,860,000	$ (14,094,000)	$ 2,766,000	$ (4,070,000)	$ 19,333,000	$ 15,263,000
Net income allocation:						
Kennedy-Wilson	$ 5,949,000	$ 2,070,000	$ 8,019,000	$ (694,000)	$ 4,935,000	$ 4,241,000
Other partners	10,911,000	(16,164,000)	(5,253,000)	(3,376,000)	14,398,000	11,022,000
Net (loss) income	$16,860,000	$ (14,094,000)	$ 2,766,000	$ (4,070,000)	$ 19,333,000	$ 15,263,000

	Year Ended December 31, 2007		
	KW Residential LLC	Other	Total
Statements of income:			
Revenues	$17,919,000	$211,520,000	$229,439,000
Depreciation	1,711,000	38,713,000	40,424,000
Interest	6,897,000	49,083,000	55,980,000
Other expenses	9,030,000	59,596,000	68,626,000
Total expenses	17,638,000	147,392,000	165,030,000
Net (loss) income	$ 281,000	$ 64,128,000	$ 64,409,000
Net income allocation:			
Kennedy-Wilson	$ 646,000	$ 26,787,000	$ 27,433,000
Other partners	(365,000)	37,341,000	36,976,000
Net (loss) income	$ 281,000	$ 64,128,000	$ 64,409,000

Equity in joint venture income:

	Year Ended December 31,		
	2009	2008	2007
Net income allocation	$ 7,217,000	$ 4,241,000	$ 27,433,000
Unrealized gain on fair value option	802,000	5,856,000	—
	$ 8,019,000	$ 10,097,000	$ 27,433,000

Notes to Consolidated Financial Statements *(continued)*

December 31, 2009, 2008 and 2007

Kennedy-Wilson has determined that as of December 31, 2009 and 2008, it has investments in two variable interest entities and based on its evaluation under Equity Method Investment ASC Subtopic 323-10 has concluded that Kennedy-Wilson is not the primary beneficiary. As of December 31, 2009 and 2008, the variable interest entities had assets totaling $132 million and $132 million, respectively. As of December 31, 2009 and 2008, Kennedy-Wilson's exposure to loss as a result of its interests in these variable interest entities was $7.0 million and $7.8 million, respectively, related to its equity contributions. In addition, Kennedy-Wilson has $14.2 million in the form of loan guarantees that represent 20% of the mortgage loans of the underlying variable interest entities.

Investments in which Kennedy-Wilson does not have significant influence are accounted for under the cost method of accounting. At December 31, 2009 and 2008, Kennedy-Wilson had four investments accounted for under the cost method with a carrying value totaling $1,303,000 and $309,000, respectively.

Distributions in excess of Kennedy-Wilson's basis in investments in joint ventures totaling $0, $56,000 and $1,694,000 were deferred for the years ended December 31, 2009, 2008, and 2007, respectively, due to continuing involvement in the real estate sold by the joint venture. Total deferred revenues and gains on sale of investments in joint ventures included in accrued expenses and other liabilities were $3,664,000 and $3,450,000 at December 31, 2009 and 2008, respectively.

Note 7—Fair Value Measurements and the Fair Value Option

Fair Value Measurements—Fair Value Measurements and Disclosures ASC Subtopic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2—Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets and quoted prices in markets that are not active.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents fair value measurements (including items that are required to be measured at fair value and items for which the fair value option has been elected) as of December 31, 2009 classified according to the Fair Value Measurements and Disclosures ASC Subtopic 820-10 valuation hierarchy:

	Level 1	Level 2	Level 3	Total
Available-for-sale security	$22,000	$—	$ —	$ 22,000
Investment in joint ventures	—	—	19,590,000	19,590,000
	$22,000	$—	$19,590,000	$19,612,000

The following table presents changes in Level 3 investments for the year ended December 31, 2009:

	December 31, 2008	Net Purchases or Sales	Realized Gains or Losses	Unrealized Appreciation or (Depreciation)	Net Transfers In or Out of Level 3	Total
Investment in joint ventures	$15,088,000	$1,591,000	$—	$2,911,000	$—	$19,590,000

The following table presents fair value measurements (including items that are required to be measured at fair value and items for which the fair value option has been elected) as of December 31, 2008 classified according to the Fair Value Measurements and Disclosures ASC Subtopic 820-10 valuation hierarchy:

	Level 1	Level 2	Level 3	Total
Available-for-sale security	$28,000	$—	$ —	$ 28,000
Investment in joint ventures	—	—	15,088,000	15,088,000
	$28,000	$—	$15,088,000	$15,116,000

The following table presents changes in Level 3 investments for the year ended December 31, 2008:

	December 31, 2007	Net Purchases or Sales	Realized Gains or Losses	Unrealized Appreciation or (Depreciation)	Net Transfers In or Out of Level 3	Total
Investment in joint ventures	$22,000	$8,019,000	$—	$7,047,000	$—	$15,088,000

Kennedy-Wilson records its investment in the Fund based on the amount of net assets that would be allocated to its interests in the Fund assuming the Fund was to liquidate its investments at fair value. The Fund reports its investments in real estate at fair value based on valuations of the underlying real estate holdings and indebtedness securing the real estate. The valuations of real estate were, in part, based on third-party appraisals and management estimates of the real estate assets using an income approach. The indebtedness securing the real estate and the investments in debt securities were valued, in part, based on third-party valuations and management estimates also using an income approach. Kennedy-Wilson's investment balance in the Fund was $7,931,000 and $2,332,000 at December 31, 2009 and 2008, respectively.

Fair Value Option—Kennedy-Wilson has elected the fair value option for two investments in joint venture entities that were acquired during 2008. Kennedy-Wilson elected to record these investments at fair value to more accurately reflect the timing of the value created in the underlying investments and report those results in current operations. The decrease and increase in fair value for these investments of $802,000 and $5,856,000, respectively, is recorded in equity in joint venture income in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2009 and 2008, respectively. Kennedy-Wilson determines the fair value of these investments based upon the income approach, utilizing estimates of future cash flows, discount rates and liquidity risks.

Note 8—Other Assets

Office furniture and equipment and leaseholds improvements are carried at cost. The office furniture and equipment are depreciated over a period of three to ten years and the leasehold improvements are amortized over their estimated useful lives or the lease term, whichever is shorter. Other assets consist of the following:

	December 31,	
	2009	2008
Office furniture and equipment	$1,404,000	$ 1,439,000
Leasehold improvements	57,000	57,000
	1,461,000	1,496,000
Less: Accumulated depreciation and amortization	(837,000)	(1,049,000)
	624,000	447,000
Prepaid expenses	4,316,000	1,740,000
Loan fees, net of accumulated amortization of $1,213,000 and $1,522,000 at December 31, 2009 and 2008, respectively	1,248,000	1,367,000
Deposits and other, net of accumulated amortization of $0 and $7,000 at December 31, 2009 and 2008, respectively	817,000	656,000
	$7,005,000	$ 4,210,000

Depreciation and amortization expense related to the above depreciable assets was $209,000, $256,000, and $695,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 9—Notes Payable

Notes payable were incurred primarily in connection with the acquisition of joint venture investments and include the following:

	December 31,	
	2009	2008
Note payable, interest payable monthly, $467,000 monthly principal payments, variable interest rate at the lender's base rate, 4% at December 31, 2009, unsecured, due August 2014	$26,133,000	$ —
Note payable, variable interest rate based on prime repaid in 2009	—	5,000,000
Note payable, variable interest rate of 8% plus the greater of 4% or the 1-month LIBOR rate, secured by the Kennedy-Wilson's ownership interest in two joint ventures, repaid in 2009	—	12,000,000
Loan payable to related party for $4,255,000, fixed interest rate of 14%, 10% payable monthly and 4% deferred until repayment of the loan or maturity, secured by Kennedy-Wilson's ownership interest in a multifamily property, repaid in 2009	—	4,188,000
	$26,133,000	$21,188,000

Kennedy-Wilson is required to comply with debt covenants for its borrowings under the $26.1 million outstanding loan amount. The covenants include a tangible net worth, minimum liquidity, debt service coverage ratio, and a requirement to be profitable. At December 31, 2009 Kennedy-Wilson was in compliance with all covenants, except the profitability covenant. Kennedy-Wilson obtained a waiver of this covenant for the year ended December 31, 2009.

Note 10—Borrowings Under Lines of Credit

Kennedy-Wilson has entered into a loan agreement with US Bank and East-West Bank that provides Kennedy-Wilson with an unsecured revolving credit facility for use in acquisitions and for working capital purposes in the amount of $30 million. The loan bears interest at a range of rates from prime to prime plus 0.50%, or, at the borrower's option, LIBOR plus 2.50% to LIBOR plus 3.00%. During 2009, the average outstanding borrowings under the line of credit was $19.1 million with the high and low outstanding balances being $26.0 million and $10.0 million, respectively. During 2008, the average outstanding borrowings under the line of credit was $3.4 million with the high and low outstanding balances being $18.5 million and $0, respectively. The borrowings under this loan had interest rates ranging from 3.25% to 4.50% and 3.75% to 5.50% at December 31, 2009 and 2008, respectively. The principal amount outstanding under this loan was $10.0 million at December 31, 2009 and $13.5 million at December 31, 2008. The loan matures in June 2011.

Kennedy-Wilson's ability to borrow under this facility is subject to compliance with certain financial covenants, including maximum balance sheet leverage and fixed charge coverage ratios. As of December 31, 2009 and 2008, Kennedy-Wilson was in compliance with the covenants.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2009, 2008 and 2007

Note 11—Mortgage Loans Payable

	December 31,	
	2009	2008
Mortgage loan payable, fixed interest rate on initial advance ($18,600,000), 6.16% at December 31, 2009, variable interest rate on subsequent advances of 1-month LIBOR plus 1.25% (1.481% at December 31, 2009) originally due January 2010, extended to January 2011, secured by multifamily property	$20,740,000	$20,740,000
Mortgage loan payable, fixed interest rate of 10%, secured by residential land, repaid in 2009	—	2,025,000
Mortgage loan payable, fixed interest rate of 2.175%, interest only with partial principal repayment, $262,000 repaid in 2008, $3,555,000 repaid in 2009, balance due June 2012, secured by office building	2,778,000	6,333,000
Mortgage loan payable, variable interest rate of prime, 4.00% at December 31, 2009, interest paid monthly, balance due June 2010, secured by property	450,000	450,000
	$23,968,000	$29,548,000

During 2009, Kennedy-Wilson entered into two mortgage loans payable totaling $26.1 million that had interest rates of 9% and 15% relating to the acquisition of 149 units in a condominium project. These two loans were repaid during 2009 primarily from proceeds of the sale of units in the condominium project.

The aggregate maturities of mortgage loans payable subsequent to December 31, 2009 are: $21,190,000 in 2010, $0 in 2011 and $2,778,000 in 2012.

Note 12—Convertible Subordinated Note

In November 2008, Kennedy-Wilson issued a convertible subordinated note in the amount of $30 million. The note bears interest at a fixed rate of 7%. Interest is payable quarterly with the outstanding principal due in November 2018. The holder of the note may convert the note, in whole or in part, into common stock of Kennedy-Wilson at a conversion price of $10.52 per share of common stock at any time prior to the 10th anniversary of the note. At any time on or after the ninth anniversary of the date of the note and prior to the due date, Kennedy-Wilson may demand that the holder of the note convert the note in accordance with the terms of the note. Upon consummation of the merger, the conversion price was amended to $9.86 per share and the expiration date for the conversion period was amended to May 3, 2017.

The convertible subordinated note was issued with a beneficial conversion feature as the share price on the commitment date was in excess of the conversion price. The beneficial conversion feature totaled $2,528,000 and $2,813,000 at December 31, 2009 and 2008, respectively, and is being amortized over ten years from issue date using the effective interest method.

Note 13—Junior Subordinated Debentures

In 2007, Kennedy-Wilson issued junior subordinated debentures in the amount of $40 million. The debentures were issued to a trust established by Kennedy-Wilson, which contemporaneously issued $40 million of trust preferred securities to Merrill Lynch International. The interest rate on the debentures is fixed for the first ten years at 9.06%, and variable thereafter at LIBOR plus 3.70%. Interest is payable quarterly with the principal due in 2037.

Prior to April 30, 2012, Kennedy-Wilson may redeem the debentures, upon a Special Event, as defined in the debentures, at a redemption price equal to 107.5% of the outstanding principal amount. After April 30, 2012, Kennedy-Wilson may redeem the debentures, in whole or in part, on any interest payment date at par.

Kennedy-Wilson is required to be in compliance with certain financial covenants, including maximum balance sheet leverage and fixed charge coverage ratios. As of December 31, 2009, Kennedy-Wilson was in compliance with the covenants.

Note 14—Related Party Transactions

In 2009, the firm of Kulik, Gottesman & Mouton Ltd. was paid $366,000 for legal services provided by the firm and $25,000 for director's fees for Kent Mouton, a partner in the firm and a member of Kennedy-Wilson's Board of Directors, respectively. For 2008, the amounts were $286,000 and $30,000, respectively. For 2007, the amounts were $138,000 and $28,000, respectively. For the year ended December 31, 2009, Mr. Mouton received a payment of $10,000 upon the termination of the 2009 Equity Participation Plan. See Note 17.

The firm of Solomon, Winnett & Rosenfield was paid $219,000, $194,000, and $174,000 for income tax services provided by the firm during the years ended December 31, 2009, 2008, and 2007, respectively. Jerry Solomon is a partner in the firm and a member of Kennedy-Wilson's Board of Directors. For the years ended December 31, 2009, 2008, and 2007, Mr. Solomon was paid director's fees in the amounts of $22,000, $29,000, and $29,000, respectively. For the year ended December 31, 2009, Mr. Solomon received a payment of $10,000 upon the termination of the 2009 Equity Participation Plan. See Note 17.

In October 2009, Kennedy-Wilson entered into a 7-year lease with an affiliate of a shareholder for their corporate offices in Beverly Hills, California. The lease commences on January 1, 2010 and at December 31, 2009, future minimum lease consideration payments under this agreement were $7,462,000.

Kennedy-Wilson received fees and other income from affiliates and entities in which Kennedy-Wilson holds ownership interests in the following amounts:

	Year Ended December 31,		
	2009	2008	2007
Property management and leasing fees	$10,138,000	$ 8,380,000	$10,306,000
Commissions	727,000	4,295,000	8,896,000
Sale of real estate	6,698,000	—	—
Total related party revenue	$17,563,000	$12,675,000	$19,202,000

In 2008, Kennedy-Wilson sold its ownership interest in three joint venture investments to a fund in which it also has an ownership interest of 7.64%. The gains recognized on the sale of these three ownership interests totaled $1,409,000 and are included in equity in income of joint ventures in the accompanying consolidated statements of operations and comprehensive loss. Gains on the sale of the joint venture interests were deferred in the amount of $56,000 and are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

In 2009, Kennedy-Wilson received reimbursement from KW Residential, LLC for payroll and consulting services in the amount of $272,619 and $147,031, respectively. For 2008 and 2007, Kennedy was paid $270,479 and $269,184, respectively, for payroll and $138,891 and $486,277, respectively, for consulting services.

In 2008, Kennedy-Wilson entered into a note payable in the amount of $4,255,000 with a joint venture in which it owns a 4.42% interest. The terms of the note are discussed in Note 9.

Note 15—Income Taxes

The (benefit from) provision for income taxes consists of the following:

	Year Ended December 31,		
	2009	2008	2007
Current			
Federal	$(9,461,000)	$(2,416,000)	$4,637,000
State	228,000	(351,000)	689,000
	(9,233,000)	(2,767,000)	5,326,000
Deferred			
Federal	5,987,000	2,905,000	759,000
State	(715,000)	467,000	159,000
	5,272,000	3,372,000	918,000
Total	$(3,961,000)	$ 605,000	$6,244,000

The (benefit from) provision for income taxes is allocated as follows:

	Year Ended December 31,		
	2009	2008	2007
Continuing operations	$(3,961,000)	$ 605,000	$4,384,000
Discontinued operations	—	—	1,860,000
	$(3,961,000)	$ 605,000	$6,244,000

A reconciliation of the statutory federal income tax rate with Kennedy-Wilson's effective income tax rate is as follows:

	Year Ended December 31,		
	2009	2008	2007
Tax computed at statutory rate	$(4,630,000)	$ 414,000	$5,473,000
State income taxes, net of federal benefit	(681,000)	69,000	551,000
Non-vested stock expense	525,000	375,000	384,000
Capitalized transaction costs	528,000	—	—
Adjustment to investment basis	954,000	—	—
Noncontrolling interest and other	(657,000)	(253,000)	(164,000)
(Benefit from) provision for income taxes	$(3,961,000)	$ 605,000	$6,244,000

The following summarizes the effect of deferred income tax items and the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

	Year Ended December 31,	
	2009	2008
Deferred tax assets:		
Accrued reserves	$ 194,000	$ 223,000
Stock option expense	309,000	—
Net operating loss carryforward	1,236,000	—
Marketable securities	294,000	291,000
Accrued bonuses	456,000	—
Total deferred tax assets	2,489,000	514,000
Deferred tax liabilities:		
Depreciation and amortization	6,366,000	4,738,000
Prepaid expenses and other	1,096,000	254,000
Investment basis and reserve differences	3,040,000	779,000
Accrued payroll	—	138,000
Unrealized gain on fair value option	3,639,000	2,364,000
Foreign currency translation	1,472,000	—
Capitalized interest	2,315,000	1,711,000
Total deferred tax liabilities	17,928,000	9,984,000
Net deferred tax liability	$15,439,000	$9,470,000

Based upon the level of historical taxable income and projections for future taxable income over the periods which Kennedy-Wilson's gross deferred tax assets are deductible, management believes it is more likely than not Kennedy-Wilson will realize the benefits of these deductible differences at December 31, 2009 and 2008.

Management has considered the likelihood and significance of possible penalties associated with its current and intended filing positions and has determined, based on their assessment, that such penalties, if any, would not be expected to be material.

Kennedy-Wilson's federal income tax returns remain open to examination for the tax years 2006 through 2009.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2009, 2008 and 2007

Note 16—Commitments and Contingencies

Future minimum lease payments under scheduled operating leases, net of minor subleases, that have initial or remaining noncancelable terms in excess of one year are as follows:

Year	Operating Leases
2010	$1,961,000
2011	1,460,000
2012	1,205,000
2013	1,068,000
2014	1,097,000
Thereafter	2,300,000
Total minimum payments	9,091,000
Less: Sublease	(196,000)
	$8,895,000

Net rental expense amounted to $1,989,000, $1,586,000, and $1,517,000 for the years ended December 31, 2009, 2008, and 2007, respectively, and is included in general and administrative expense in the accompanying consolidated statements of operations and comprehensive loss.

Employment Agreements—Kennedy-Wilson has entered into employment agreements with its Chief Executive Officer and its Co-Chief Executive Officer of the Commercial Investment Group, which provide for annual base compensation in the aggregate amounts of $950,000 and $600,000, respectively, and expire in December 2019 and January 2014, respectively. The employment agreements provide for the payment of cash bonuses, in connection with the Merger, in the amounts of $4,850,000 and $2,000,000, respectively, and were paid in November 2009. Additionally, the employment agreements provide for cash bonuses of $2,425,000 and $1,000,000, respectively, to be paid out on April 1, 2010 contingent upon Kennedy-Wilson achieving certain performance targets as described in the employment agreement. The employment agreements also provide for the issuance of 556,875 shares of restricted stock to each officer that vest in equal amounts over five years provided certain performance targets are achieved. Also, in connection with the merger, Kennedy-Wilson forgave a note, including principal and interest, due from its Chief Executive Officer in the total amount of $4,281,000. Additionally, the employment agreements provide for the payment of an annual discretionary bonus in an amount determined in the sole and absolute discretion of the Compensation Committee of the board of directors.

Kennedy-Wilson also has employment agreements with other non-officer employees which provide for aggregate minimum annual compensation of $1,024,000 which expire in 2010.

Litigation—Kennedy-Wilson is currently a defendant in certain routine litigation arising in the ordinary course of business. It is the opinion of management and legal counsel that the outcome of these actions will not have a material effect on the financial position or results of operations of Kennedy-Wilson.

Note 17—Stock Compensation Plans

In March 2009, KWI adopted the 2009 Equity Participation Plan (the Equity Plan) that allowed for the grant of up to 2,852,312 shares of common stock. KWI granted 1,426,156 performance awards and 1,426,156 service awards with an exercise price of $7.89. The performance and service awards were scheduled to vest ratably over a seven-year period with settlement in shares of common stock of KWI. The option awards would have expired at the end of ten years. The Equity Plan allowed participants to settle vested awards with cash, a full recourse note, or net share settlement. Kennedy-Wilson has determined the compensation expense to be recorded under the Equity Plan using the Black-Scholes-Merton option pricing model. The option pricing model inputs used to determine the grant date fair value of $10.3 million were an expected stock option term of seven years, expected volatility of 43.4%, expected risk free rate of 2.5%, and no expected dividends. In November 2009, the Equity Plan was cancelled and replaced by another 2009 Equity Participation Plan. Upon termination of the Equity Plan, the board of directors of KWI approved a cash payment to option holders totaling $1.5 million.

On November 13, 2009, Kennedy-Wilson adopted the 2009 Equity Participation Plan (the New Equity Plan) that allows for the grant of up to approximately 2.5 million shares of common stock. Approximately 2.4 million restricted share awards were granted to employees, which vest ratably over a five-year period. Vesting of the restricted share awards is contingent upon the expected achievement of a performance target as of the initial vesting date of November 13, 2010. Management believes it is probable that the performance target will be achieved and as a result recorded compensation costs related to these awards. From inception of the plan through December 31, 2009 there have been no shares issued to participants. These restricted share awards are recognized as expense on a tranche by tranche basis over the five-year performance period.

The cancellation and settlement of the Equity Plan along with the granting of new awards under the New Equity Plan was determined to be a plan modification. Therefore the aggregate compensation cost recognized as a result of the modification will be the remaining grant date fair value of the Equity Plan plus the incremental compensation cost resulting from the modification. The incremental compensation costs are measured as the grant date fair value of the restricted stock awards plus the cash paid to settle the Equity Plan awards less the fair value of the Equity Plan on the date of modification. Since, on the date of modification, the cumulative compensation cost recognized under the Equity Plan exceeded the cash paid to settle the award, no additional compensation costs were recorded as a result of the cash payment and it was recorded as a reduction to equity. The fair value of the Equity Plan on the date of modification was determined utilizing the Black-Scholes-Merton option pricing model. The option pricing model inputs used were an expected stock option term of 6.29 years, volatility of 41.9%, risk free interest rate of 2.95%, and no expected dividends.

As of December 31, 2009, there was $10.7 million of unrecognized compensation cost for the New Equity Plan related to unvested restricted shares and $8.3 million of unrecognized compensation cost for the Equity Plan. The cost for the New Equity Plan is expected to be recognized over a weighted average period of 2.0 years and the cost for the Equity Plan is expected to be recognized over a weighted average period of 3.1 years.

Compensation cost recognized for the year ended December 31, 2009 was $2,314,000 and is included in compensation and related expense in the accompanying statement of operations and comprehensive loss.

Kennedy-Wilson had the 1992 Incentive and Non-statutory Stock Option Plan, which included a Plan A and Plan B and the 1992 Non-Employee Director Stock Option Plan (Plan C). An aggregate of 6,465,239 shares of common stock were reserved for issuance under Plans A and B and 308,050 shares of common stock were reserved for issuance under Plan C.

During the year ended December 31, 2009, the last remaining 55,448 options granted under the Company's were exercised. During the year ended December 31, 2008, the last remaining 42,785 options granted under Plan B of the Company's 1992 Incentive and Non-statutory Stock Option Plan (1992 Incentive Plan) were exercised. During the year ended December 31, 2007, the last remaining 209,170 options granted under Plan A of the 1992 Incentive Plan were exercised.

The following table sets forth activity under the plans:

	Options	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding, January 1, 2007	307,403	$1.00–$2.32	$1.26
Exercised	(209,170)	$1.11–$1.14	$1.13
Balance, December 31, 2007	98,233	$1.00–$2.32	$1.55
Exercised	(42,785)	$2.17	$2.17
Balance, December 31, 2008	55,448	$1.00–$2.32	$1.07
Granted	2,852,312	$7.89	$7.89
Exercised	(55,448)	$1.00–$2.32	$1.07
Cancelled	(2,852,312)	$7.89	$7.89
Balance, December 31, 2009	—	—	—

The weighted average grant date fair value for the restricted shares granted under the New Equity Plan was $9.25. There are no vested or forfeited shares under the New Equity Plan as of December 31, 2009.

During 2001 and 2002, KWI's chairman and chief executive officer was granted a total of 6,465,239 shares of non-vested stock that vest over a period of eight to ten years. For the years ended December 31, 2009, 2008, and 2007, compensation expense for grants that vested during the years was $1,543,000, $1,015,000, and $1,015,000, respectively, and is included in compensation and related expenses in the accompanying consolidated statements of operations and comprehensive loss. At December 31, 2009, 2008, and 2007, the amount of non-vested shares deducted from additional paid-in capital was $0, $1,543,000, and $2,558,000, respectively. During 2009, in connection with the merger, the vesting of the remaining shares was accelerated and the expense is included in compensation and related expenses.

Note 18—Capital Stock Transactions

During 2009, 2008, and 2007, Kennedy-Wilson acquired approximately 443,000, 624,000, and 460,000 shares, respectively, of its common stock for total consideration of $3,690,000, $6,170,000, and $2,996,000, respectively.

In 2008, before preferred shares were converted to common shares and the shares were recast to match the presentation of Prospect in connection with the Merger, KWI issued 53,000 shares of Series A Preferred Stock (the "preferred stock"). The proceeds from the issuance of the preferred stock were $52,354,000, net of expenses related to the offering totaling $646,000. The holders of the preferred stock were entitled to receive dividends quarterly at a per annum rate equal to 7% of the liquidation value of $1,000 per share. The preferred stock had a conversion price of $42 per share. In connection with the Merger the preferred stock was converted to common stock and the conversion price was modified to $36 per share. The change in conversion price resulted in the issuance of additional shares to pre-Merger preferred shareholders in the amount of $7,879,000. In addition, cash dividend payments to pre-Merger preferred shareholders for the years ended December 31, 2009 and 2008 were $3,235,000 and $2,264,000, respectively.

Kennedy-Wilson also has 17,750,000 warrants outstanding. The warrants carry an exercise price of $12.50 with an expiration date of November 14, 2013. Kennedy-Wilson may call for redemption of the warrants in whole and not in part at a price of $0.01 per warrant if the share price of its common stock equals or exceeds $19.50 per share for any 20 trading days within a 30-trading-day period ending on the third business day prior to the notice of redemption to warrant holders, or upon not less than 30 days' prior written notice of redemption to each warrant holder.

Note 19—Employee Benefit Arrangements

Kennedy-Wilson has a qualified plan under the provisions of Section 401(k) of the Internal Revenue Code. Under this plan, participants are able to make salary deferral contributions of up to 15% of their total compensation, up to a specified maximum. The 401(k) plan also includes provisions which authorize Kennedy-Wilson to make discretionary contributions. During 2009, 2008, and 2007, Kennedy-Wilson made matching contributions of $32,000, $6,000, and $100,000, respectively, to this plan and is included in compensation and related expenses in the accompanying consolidated statements of operations and comprehensive loss.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2009, 2008 and 2007

Note 20—Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2009	2008	2007
Basic (loss) income per share attributable to Kennedy-Wilson Holdings, Inc. shareholders:			
(Loss) income from continuing operations attributable to Kennedy-Wilson Holdings, Inc.	$(15,336,000)	$ 613,000	$ 7,915,000
Income from discontinued operations, net of income taxes, attributable to Kennedy-Wilson Holdings, Inc.	—	—	1,478,000
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc.	$(15,336,000)	$ 613,000	$ 9,393,000
(Loss) income from continuing operations attributable to Kennedy-Wilson Holdings, Inc.	$ (0.57)	$ 0.03	$ 0.41
Income from discontinued operations, net of income taxes, attributable to Kennedy-Wilson Holdings, Inc.	—	—	0.08
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc.	$ (0.57)	$ 0.03	$ 0.49
Weighted average shares outstanding for basic (loss) income per share	26,891,304	22,892,498	19,258,613
Diluted (loss) income per share attributable to Kennedy-Wilson Holdings, Inc. shareholders:			
(Loss) income from continuing operations attributable to Kennedy-Wilson Holdings, Inc.	$ (0.57)	$ 0.03	$ 0.37
Income from discontinued operations, net of income taxes, attributable to Kennedy-Wilson Holdings, Inc.	—	—	0.07
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc.	$ (0.57)	$ 0.03	$ 0.44
Weighted average shares outstanding for diluted income (loss) per share	26,891,304	24,310,299	21,380,174
Weighted average common shares	26,891,304	22,892,498	19,258,613
Options and warrants	—	65,583	38,955
Non-vested stock	—	1,352,218	2,082,606
Total diluted shares	26,891,304	24,310,299	21,380,174

The dilutive shares from warrants, convertible subordinated debt, options and non-vested stock have not been included in the diluted weighted average shares as Kennedy-Wilson has a net loss available to common shareholders. There were a total of 149,857 dilutive securities as of December 31, 2009, and none in 2008 and 2007.

Note 21—Segment Information

Kennedy-Wilson's business activities currently consist of services and various types of real estate investments. Kennedy-Wilson's segment disclosure with respect to the determination of segment profit or loss and segment assets is based on these services and its various investments.

Services—Kennedy-Wilson provides a full range of commercial and residential real estate services. These services include property management, leasing, brokerage, asset management, and various other specialized commercial and residential real estate services.

Investments—With joint venture partners and on its own, Kennedy-Wilson invests in commercial and residential real estate which Kennedy-Wilson believes value may be added through company expertise or opportunistic investing. Kennedy-Wilson's current real estate portfolio focuses on commercial buildings and multiple-family residences. Kennedy-Wilson also invests in loan portfolios of various real estate types.

Substantially all of the management fees and commissions—related party revenues were generated via intersegment activity for the years ended December 31, 2009, 2008 and 2007. The amounts representing investments with related parties and non-affiliates are included in the investments segment. No single external customer provided Kennedy-Wilson with 10% or more of its revenues during any period presented in these financial statements.

The following tables summarize the income and expense activity by segment for the year ended December 31, 2009 and total assets as of December 31, 2009.

	Services	Investments	Corporate	Consolidated
Management fees and commissions	$ 13,230,000	$ —	$ —	$ 13,230,000
Management fees and commissions—related party	10,865,000	—	—	10,865,000
Sale of real estate	—	52,699,000	—	52,699,000
Sale of real estate—related party	—	6,698,000	—	6,698,000
Rental and other revenue	—	2,717,000	26,000	2,743,000
Total revenue	24,095,000	62,114,000	26,000	86,235,000
Operating expenses	21,294,000	43,491,000	28,965,000	93,750,000
Depreciation and amortization	70,000	919,000	133,000	1,122,000
Total operating expenses	21,364,000	44,410,000	29,098,000	94,872,000
Equity in joint venture income	—	8,019,000	—	8,019,000
Total operating income (loss)	2,731,000	25,723,000	(29,072,000)	(618,000)
Interest income	—	—	102,000	102,000
Interest income—related party	—	—	400,000	400,000
Interest expense	—	(5,106,000)	(8,068,000)	(13,174,000)
Other than temporary impairment on available for sale security	—	(328,000)	—	(328,000)
Income (loss) before provision for income taxes	$ 2,731,000	$ 20,289,000	(36,638,000)	(13,618,000)
Benefit from income taxes			3,961,000	3,961,000
Net loss			$(32,677,000)	$ (9,657,000)
Total assets	$ 6,635,000	$236,780,000	$ 92,842,000	$336,257,000
Expenditures for long lived assets		$ 35,800,000		$ 35,800,000

All of the revenues included in the table above are attributable to the United States, except for $483,000 in rental and sales revenue that is attributable to Japan. This rental and sales revenue was generated from the office building in Japan that had a carrying value of $8,145,000 as of December 31, 2009. The only other activity outside the United States is conducted through Kennedy-Wilson's equity method investment KW Residential LLC (See Note 6).

The following tables summarize the income and expense activity by segment for the year ended December 31, 2008 and total assets as of December 31, 2008.

	Services	Investments	Corporate	Consolidated
Management fees and commissions	$ 16,577,000	$ —	$ —	$ 16,577,000
Management fees and commissions—related party	12,675,000	—	—	12,675,000
Rental and other revenue	—	2,973,000	—	2,973,000
Total revenue	29,252,000	2,973,000	—	32,225,000
Operating expenses	23,910,000	2,195,000	5,546,000	31,651,000
Depreciation and amortization	83,000	683,000	154,000	920,000
Total operating expenses	23,993,000	2,878,000	5,700,000	32,571,000
Equity in joint venture income	—	10,097,000	—	10,097,000
Total operating income (loss)	5,259,000	10,192,000	(5,700,000)	9,751,000
Interest income	—	—	221,000	221,000
Interest income—related party	—	—	341,000	341,000
Interest expense	—	(1,974,000)	(6,622,000)	(8,596,000)
Other than temporary impairment on available for sale security	—	—	(445,000)	(445,000)
Income (loss) before provision for income taxes	$ 5,259,000	$ 8,218,000	(12,205,000)	1,272,000
Provision for income taxes			(605,000)	(605,000)
Net income (loss)			$(12,810,000)	$ 667,000
Total assets	$ 39,791,000	$175,368,000	$ 40,724,000	$255,883,000
Expenditures for long lived assets		$ 41,460,000		$ 41,460,000

Notes to Consolidated Financial Statements *(continued)*

December 31, 2009, 2008 and 2007

All of the revenues included in the table above are attributable to the United States, except for $198,000 in rental and sales revenue that is attributable to Japan. This rental and sales revenue was generated from the office building in Japan that had a carrying value of $8,428,000 as of December 31, 2008. The only other activity outside the United States is conducted through Kennedy-Wilson's equity method investment KW Residential LLC (See Note 6).

The following tables summarize the income and expense activity by segment for the year ended December 31, 2007 and total assets as of December 31, 2007.

	Services	Investments	Corporate	Consolidated
Management fees and commissions	$14,093,000	$ —	$ —	$ 14,093,000
Management fees and commissions—related party	19,202,000	—	—	19,202,000
Rental and other revenue	—	98,000	—	98,000
Total revenue	33,295,000	98,000	—	33,393,000
Operating expenses	22,663,000	481,000	19,531,000	42,675,000
Depreciation and amortization	351,000	22,000	132,000	505,000
Total operating expenses	23,014,000	503,000	19,663,000	43,180,000
Equity in joint venture income	—	27,433,000	—	27,433,000
Total operating income (loss)	10,281,000	27,028,000	(19,663,000)	17,646,000
Interest income	—	—	487,000	487,000
Interest income—related party	—	—	378,000	378,000
Interest expense	—	(333,000)	(4,757,000)	(5,090,000)
Income (loss) before provision for income taxes	$10,281,000	26,695,000	(23,555,000)	13,421,000
Provision for income taxes		—	(4,384,000)	(4,384,000)
Income (loss) from continuing operations		26,695,000	(27,939,000)	9,037,000
Income from discontinued operations, net of tax		2,797,000	—	2,797,000
Net income (loss)		$29,492,000	$(27,939,000)	$ 11,834,000
Total assets	$45,053,000	$66,552,000	$ 34,209,000	$145,814,000
Expenditures for long lived assets		$38,458,000		$ 38,458,000

Note 22—Unaudited Quarterly Information

	Year Ended December 31, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$12,483,000	$ 6,817,000	$41,021,000	$ 25,914,000
Operating expenses	11,942,000	8,660,000	32,687,000	41,583,000
Equity in joint venture (loss) income	(192,000)	(269,000)	893,000	7,587,000
Operating income (loss)	349,000	(2,112,000)	9,227,000	(8,082,000)
Non-operating expenses	2,461,000	2,741,000	5,611,000	2,187,000
(Loss) income before provision for income taxes	(2,112,000)	(4,853,000)	3,616,000	(10,269,000)
Benefit from (provision for) income taxes	653,000	1,562,000	(251,000)	1,997,000
Net (loss) income	(1,459,000)	(3,291,000)	3,365,000	(8,272,000)
Loss (income) attributable to noncontrolling interests	57,000	210,000	(3,325,000)	(2,621,000)
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. shareholders	$ (1,402,000)	$(3,081,000)	$ 40,000	$(10,893,000)
Basic (loss) earnings per share	$ (0.06)	$ (0.12)	$ —	$ (0.34)
Diluted (loss) earnings per share	(0.06)	(0.12)	—	(0.34)

	Year Ended December 31, 2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$6,601,000	$9,906,000	$8,158,000	$ 7,560,000
Operating expenses	6,357,000	8,366,000	7,995,000	9,853,000
Equity in joint venture income	1,317,000	216,000	4,130,000	4,434,000
Operating income	1,561,000	1,756,000	4,293,000	2,141,000
Non-operating expenses	1,163,000	1,732,000	2,254,000	3,330,000
Income (loss) before provision for income taxes	398,000	24,000	2,039,000	(1,189,000)
(Provision for) benefit from income taxes	(177,000)	(11,000)	(738,000)	321,000
Net income (loss)	221,000	13,000	1,301,000	(868,000)
Loss (income) attributable to noncontrolling interests	47,000	(97,000)	(91,000)	87,000
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. shareholders	$ 268,000	$ (84,000)	$1,210,000	$ (781,000)
Basic earnings (loss) per share	$ 0.01	$ —	$ 0.05	$ (0.03)
Diluted earnings (loss) per share	0.01	—	0.05	(0.03)

Note 23—Subsequent Events

In February 2010, the due date of the mortgage loan payable on a residential apartment complex in Lompoc, California was extended to January 2011. The principal balance of the loan was paid down by $3,151,000 and the interest rate remained unchanged at LIBOR plus 1.25%.

In February 2010, Kennedy-Wilson, in partnership with Deutsche Bank, acquired a loan portfolio totaling approximately $342 million in unpaid principal balance. The loan portfolio, which was acquired from a large regional bank, is comprised of residential, hotel, retail, office, land, multifamily and other assets predominantly located in Southern California, where Kennedy-Wilson is headquartered.

Performance Graph

The graph below compares the cumulative total return of our common stock from December 3, 2007, the date that our common stock first became tradable separately, through December 31, 2009, with the comparable cumulative return of companies comprising the S&P 500 Index and a peer issuer selected by us. The peer issuer is a company in the real estate services and investment industry. As a result, the performance of our common stock relative to the performance of the common stock of the peer issuer prior to November 13, 2009, may not be representative of future results. The graph plots the growth in value of an initial investment of $100 in each of our common stock, the S&P 500 Index and a peer issuer selected by us over the indicated time periods, and assumes reinvestment of all dividends, if any, paid on the securities. We have not paid any cash dividends and, therefore, the cumulative total return calculation for us is based solely upon stock price appreciation and not upon reinvestment of cash dividends. The stock price performance shown on the graph is not necessarily indicative of future price performance.


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Note: The peer, CB Richard Ellis, is comparable beginning November 13, 2009.

Purchases of Equity Securities by the Company and Affiliated Purchasers in the Fourth Quarter of 2009

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
November 1 to November 30	10,966,171[1]	$9.95[2]	10,276,571	$—

(1) Includes: (a) 9,492,397 shares of common stock purchased by us as publicly announced by us on November 11 and 12, 2009; (b) 784,174 shares of common stock purchased by Victory Park Capital Advisors, LLC for prices not to exceed $0.04 per share above the market price as publicly announced by us on November 11, 2009; (c) 134,600 shares of common stock purchased by certain of our former officers, directors and sponsors in open market transactions; and (d) 555,000 shares of common stock purchased by certain of our current officers and directors in open market transactions.

(2) Excludes open market transactions made by Victory Park Capital Advisors, LLC and our current and former affiliates.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our warrants and common stock have traded on NYSE AMEX since December 3, 2007 under the symbol "KWIC." Our common stock has been approved for listing on the New York Stock Exchange under the symbol "KW" and we expect that our common stock will commence trading on the New York Stock Exchange on or about March 19, 2010. Our warrants currently do not have a sufficient number of warrantholders to meet applicable continued listing requirements and are expected to be quoted on the Pink Sheets following the delisting from the NYSE AMEX so long as market makers demonstrate an interest in trading in our warrants. No assurance can be given that the market makers will continue to make a market in our warrants. Each warrant entitles the holder to purchase one share of its common stock at an exercise price of $12.50. Our warrants will expire at 5:00 p.m., New York City time, on November 14, 2013, or earlier upon redemption.

The following table sets forth, for the calendar quarter indicated, the high and low closing sales prices per warrant and share of common stock, respectively, as reported on NYSE AMEX. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Warrants		Common Stock	
Quarter Ended	High	Low	High	Low
2009				
First Quarter	$0.07	$0.03	$ 9.46	$9.20
Second Quarter	$0.17	$0.03	$ 9.67	$9.49
Third Quarter	$0.63	$0.06	$ 9.94	$9.67
Fourth Quarter	$1.05	$0.45	$10.25	$8.85
2008				
First Quarter	$0.85	$0.38	$ 9.20	$8.97
Second Quarter	$0.45	$0.30	$ 9.31	$9.05
Third Quarter	$0.41	$0.20	$ 9.50	$9.01
Fourth Quarter	$0.25	$0.05	$ 9.15	$8.56

Holders

As of March 10, 2010, we had 43 holders of record of our common stock and six holders of record of our warrants.

Dividends

We have not paid any dividends on our common stock to date. The payment of any dividends is within the discretion of our board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors currently does not anticipate declaring any dividends in the foreseeable future.

Forward-Looking Statements

Statements made by us in this report and in other reports and statements released by us that are not historical facts constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are necessarily estimates reflecting the judgment of our senior management based on our current estimates, expectations, forecasts and projections and include comments that express our current opinions about trends and factors that may impact future operating results. Disclosures that use words such as "believe," "anticipate," "estimate," "intend," "could," "plan," "expect," "project" or the negative of these, as well as similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of our control, and involve known and unknown risks and uncertainties that could cause our actual results, performance or achievement, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout our filings with the SEC. Any such forward-looking statements, whether made in this report or elsewhere, should be considered in the context of the various disclosures made by us about our businesses including, without limitation, the risk factors contained in our filings with the SEC. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise.

CORPORATE INFORMATION

Board of Directors

William J. McMorrow
Chairman and Chief Executive Officer

Norman Creighton
Retired President and Chief Executive Officer
Imperial Bank (Now Comerica)

Kent Y. Mouton
Partner
Kulik, Gottesman, Mouton & Siegel LLP

Jerry R. Solomon
President
Solomon, Winnett & Rosenfield
Certified Public Accountants, Inc.

Cathy Hendrickson
President and Chief Executive Officer
Peninsula Banking Group, Inc.

David Minella
Managing Member
Minella Capital Management LLC

Thomas Sorell
Executive Vice President and
Chief Investment Officer
Guardian Life Insurance Company of America

Executive Management

William J. McMorrow
Chairman and Chief Executive Officer

Freeman A. Lyle
Executive Vice President and
Chief Financial Officer

Barry S. Schlesinger
Chief Administrative Officer

Mary L. Ricks
Executive Vice Chairman and
Chief Executive Officer
KW Commercial Investment Group

Donald J. Herrema
Executive Vice Chairman and
Chief Executive Officer
KW Capital Markets Group

Jim Rosten
President
KW Properties Group

Robert E. Hart
Chief Executive Officer and President
KW Multifamily Management Group

Stuart Cramer
President
KW Residential Investment Group

John C. Prabhu
President
KW Commercial Investment Group

Richard Winchell
President
KW Auction Group

James C. Ozello
Senior Managing Director
Human Resources

Corporate Headquarters

9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212
(310) 887-6400

Annual Meeting

Beverly Wilshire
9500 Wilshire Blvd.
Beverly Hills, CA 90212
9 a.m., August 26, 2010

Stock Listing

New York Stock Exchange
Symbol "KW"

Transfer Agent

Continental Stock Transfer
17 Battery Place, 8th floor
New York, NY 10004
(212) 509-4000

Independent Auditors

KPMG

Legal Counsel

Loeb & Loeb, LLP

Investor Information

Christina Cha
Marketing and Communications Manager
ccha@kennedywilson.com
(310) 887-6294

KW
LISTED
NYSE

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

KENNEDY WILSON

9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212
Tel: 310-887-6400
Fax: 310-887-3410
www.kennedywilson.com

OUR LOCATIONS

Austin
9442 Capital of Texas Highway North
Plaza II, Suite 140
Austin, TX 78759

Chicago
150 S. Wacker Drive
Chicago, IL 60606

Cleveland
1278 W. Ninth
Cleveland, OH 44113

Dallas
12830 Hillcrest Rd., Suite D111
Dallas, TX 75230

Ft. Lauderdale
5341 N.W. 33rd Avenue
Ft. Lauderdale, FL 33309

Harrisburg
30 N. Third Street, Suite 770
Harrisburg, PA 17101

Houston
1880 S. Dairy Ashford, Suite 570
Houston, TX 77077

Jacksonville
6621 South Pointe Drive North
Jacksonville, FL 32216

Las Vegas
6725 Via Austi Parkway, Suite 380
Las Vegas, NV 89119

New York
245 Park Avenue, 24th Floor
New York, New York 10167

O'ahu-Hawaii
Dillingham Ranch
68-540 Farrington Highway
Waialua, HI 96791

Oakland
333 Hegenberger Road, Suite 328
Oakland, CA 94621

Philadelphia
1101 Market Street, Suite 105
Philadelphia, PA 19107

Phoenix
10220 N. 31st Avenue, Suite 127
Phoenix, AZ 85051

Sacramento
1860 Howe Avenue, Suite 210
Sacramento, CA 95825

San Antonio
70 N.E. Loop 410, Suite 1050
San Antonio, TX 78216

San Francisco
300 California Street
8th Floor
San Francisco, CA 94111

Seattle
301 116th Avenue S.E., Suite 100
Bellevue, WA 98004

Tokyo
Kennedy Wilson
Investment Company, Ltd.
Toranomon Mitsui Bldg.
14th Floor
3-8-1 Kasumigaseki
Ciyoda-ku
Tokyo 101-0013
Japan

Walnut Creek
2121 N. California Boulevard, Suite 225
Walnut Creek, CA 94596


Seattle
Harrisburg
New York
Chicago
Cleveland
Philadelphia
Sacramento
Walnut Creek
San Francisco
Oakland
Las Vegas
Los Angeles
Corporate Headquarters
Phoenix
Dallas
Austin
Houston
Jacksonville
San Antonio
Ft. Lauderdale
Tokyo
O'ahu